SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO
                 FILED PURSUANT TO RULE 13d-2(a)
                        (Amendment No.)*

                     Micron Technology, Inc.
                        (Name of Issuer)

                  Common Stock, $.10 par value
                 (Title of Class of Securities)

                             595112
                         (CUSIP Number)

                          Bruce Sewell
                     Acting General Counsel
          Vice President and Assistant General Counsel
                        Intel Corporation
                 2200 Mission College Boulevard
                      Santa Clara, CA 95052
                    Telephone: (408) 765-8080
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                       September 24, 2003
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [ ].

Note:   Schedules  filed in paper format shall include  a  signed
original and five copies of the schedule, including all exhibits.
See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).1.

CUSIP No. 595112              13D                    Page 2 of 13

1.   NAME OF REPORTING PERSON:                  INTEL CORPORATION
     I.R.S.   IDENTIFICATION  NO.   OF   ABOVE         94-1672743
     PERSON:
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**    (a) []
                                                           (b) []
3.   SEC USE ONLY

4.   SOURCE OF FUNDS**                                         WC

5    CHECK  BOX  IF  DISCLOSURE OF LEGAL PROCEEDINGS  IS      [ ]
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:               DELAWARE

                7.   SOLE VOTING POWER:                33,860,045
  NUMBER OF
    SHARES      8.   SHARED VOTING POWER:                     -0-
 BENEFICIALLY
OWNED BY EACH   9.   SOLE DISPOSITIVE POWER:           33,860,045
  REPORTING
 PERSON WITH    10.  SHARED DISPOSITIVE POWER:                -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH       33,860,045
     REPORTING PERSON:
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES**                                [ ]
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW           5.3%
     (11):
14.  TYPE OF REPORTING PERSON**                                CO

**SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 595112              13D                    Page 3 of 13

ITEM 1.   Security and Issuer.

          (a) Name and Address of Principal Executive Offices of Issuer:
                 Micron Technology, Inc. (the "Issuer")
                 8000 South Federal Way
                 P.O. Box 6
                 Boise, Idaho 83716-9632

          (b)    Title of Class of Equity Securities:

                 Common Stock, $.10 par value

ITEM 2.   Identity and Background.

          (a)    Name of Person Filing:

                 Intel Corporation (the "Reporting Person")

          (b)    Address of Principal Business Office:

                 2200 Mission College Boulevard
                 Santa Clara, CA 95052-8119

          (c)    Principal Business:

                 Manufacturer   of   microcomputer   components,
                 modules and systems.

          (d)    Criminal Proceedings:

                 During   the  last  five  years,  neither   the
                 Reporting Person nor any executive officer or director of the Reporting Person has been convicted in any criminal proceeding.

          (e)    Civil Proceedings:

                 During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP No. 595112              13D                    Page 4 of 13

          (f)    Place of Organization:

                 Delaware

          Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.

ITEM 3.   Source and Amount of Funds or Other Consideration.

          (a)    Source of Funds:
                 Funds for the purchase of the Stock Rights (as defined in Item 4) were derived from the Reporting Person's working capital.

          (b)    Amount of Funds:
                 $449,999,998.05 was paid to acquire the Stock Rights that are convertible into or exchangeable for (at no additional consideration) 33,860,045 shares of shares of the Issuer's Common Stock.

ITEM 4.   Purpose of the Transaction.

          On September 24, 2003, the Reporting Person acquired for $449,999,998.05 non-voting stock rights convertible into or exchangeable for (at no additional consideration) 33,860,045 shares of the Issuer's Common Stock at a conversion price of $13.29 (the "Stock Rights").

          If exercised currently, the number of shares represents approximately 5.3% of the Issuer. The Rights are exercisable at any time subject to compliance with any applicable regulatory requirements. The investment was intended to support the development and supply of next generation memory products. In the event the Issuer fails to achieve certain milestones related to such products and the price of the Issuer's Common Stock is then below Reporting Person's purchase price, the Issuer could be obligated to pay the Reporting Person certain amounts not to exceed $135 million in the aggregate, a substantial portion of which is payable, at the Issuer's election, in the Issuer's common stock.

          The Reporting Person presently holds the Stock Rights as an investment. Depending upon the Reporting Person's evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, the Reporting Person will from time to time explore opportunities for liquidating all or a portion the Stock Rights, through one or more sales pursuant to public or private offerings or otherwise.

CUSIP No. 595112              13D                    Page 5 of 13

          In  such event, the Reporting Person may determine  to
          retain  some  portion  of  the  Stock  Rights  as   an
          investment.

ITEM 5.   Interest in Securities of the Issuer.

          The information contained in Item 4 is incorporated herein by this reference.

          (a)    Number    of    Shares   Beneficially    Owned:
                 33,860,045 (1)

                 Percent of Class:  5.3%

          (b)    Sole  Power  to Vote, Direct the  Vote  of,  or
                 Dispose of Shares:  33,860,045

          (c)    Recent Transactions:  See Item 4.

          (d)    Rights  with  Respect  to  Dividends  or  Sales
                 Proceeds:  N/A

          (e)    Date  of  Cessation of Five Percent  Beneficial
                 Ownership:  N/A

          (1) The Reporting Person does not directly own the securities of the Issuer. By reason of the provisions of Rule 13d-3 under the Securities Exchange Act, as amended, the Reporting Person is deemed to own beneficially the securities of the Issuer that are owned beneficially by Intel Capital Corporation, a wholly-owned subsidiary of the Reporting Person. These securities of the Issuer include 33,860,045 shares of Common Stock that the Reporting Person has a right to acquire upon exchange or conversion of the Stock Rights. Furthermore, such shares are beneficially owned by the Reporting Person under Rule 13d-3 because the Reporting Person has a right to acquire such shares of the Issuer's Common Stock by exchange or conversion of the Stock Rights within the next 60 days. The Stock Rights are non-voting securities.

          An   executive   officer  of  the   Reporting   Person
          beneficially  owns 350 shares of the  Issuer's  Common
          Stock acquired in August 2002.

ITEM 6.   Contracts,     Arrangements,     Understandings     or
          Relationships  with  Respect  to  Securities  of   the
          Issuer.

          Pursuant to the Rights and Restrictions Agreement (as defined in Item 7), the Reporting Person has, under certain circumstances, various rights including registration of the Common Stock issuable upon exchange or conversion of the Stock Rights pursuant to certain shelf, demand and piggyback registration rights granted to the Reporting Person. Pursuant to the Rights and Restrictions Agreement, the Reporting Person has certain standstill obligations relating to its acquisition of voting securities of the Issuer.

          In  addition,  the Securities Purchase  Agreement,  the
          Rights and Restrictions

CUSIP No. 595112              13D                    Page 6 of 13

          Agreement and the Stock Rights Agreement (as defined in Item 7) place certain restrictions on the transfer of the securities of the Issuer. See the Securities Purchase Agreement, the Rights and Restrictions Agreement, and the Stock Rights Agreement for a further description of these and other provisions.

ITEM 7.   Material to be Filed as Exhibits.

          Exhibit 1   Securities Purchase Agreement between  the
                      Issuer  and  the  Reporting  Person  dated
                      September   24,   2003  (the   "Securities
                      Purchase Agreement")

          Exhibit 2 Securities Rights and Restrictions Agreement between the Issuer and the
                      Reporting  Person, dated as  of  September
                      24,  2003  (the  "Rights and  Restrictions
                      Agreement")

          Exhibit 3   Stock  Rights Agreement between the Issuer
                      and  the  Reporting Person,  dated  as  of
                      September    24,   2003    (the    "Rights
                      Agreement")

          Exhibit 4   Press  Release  dated September  24,  2003
                      (the "Press Release")

          Exhibit 5   Signature  Authority dated  September  26,
                      2003

CUSIP No. 595112              13D                    Page 7 of 13

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 2, 2003.

                                 INTEL CORPORATION


                                 By:  /s/Bruce Sewell
                                      Bruce Sewell
                                      Acting General Counsel
                                      Vice President and
                                      Assistant General Counsel

CUSIP No. 595112              13D                    Page 8 of 13

                           APPENDIX A

                            DIRECTORS

The following is a list of all Directors of Intel Corporation and
certain  other  information with respect to each  Director.   All
Directors are United States citizens except as indicated below.

Name:             Craig R. Barrett

Business          Intel   Corporation,   2200   Mission   College
Address:          Boulevard, Santa Clara, CA 95052

Principal         Chief Executive Officer
Occupation:

Name,  principal  Intel    Corporation,   a    manufacturer    of
business     and  microcomputer components, modules and systems.
address       of  2200 Mission College Boulevard
corporation   or  Santa Clara, CA 95052
other
organization  in
which employment
is conducted:


Name:             John Browne

Business          BP p.l.c., Britannic House, 1 Finsbury Circus,
Address:          London EC2M 7BA

Principal         Group Chief Executive
Occupation:

Name,  principal  BP p.l.c., an integrated oil company.
business     and  Britannic House, 1 Finsbury Circus
address       of  London EC2M 7BA
corporation   or
other
organization  in
which employment
is conducted:

Citizenship:      British

CUSIP No. 595112              13D                    Page 9 of 13

Name:             Winston H. Chen

Business          Paramitas  Foundation,  3945  Freedom  Circle,
Address:          Suite 760, Santa Clara, CA 95054

Principal         Chairman
Occupation:

Name,  principal  Paramitas Foundation, a private foundation.
business     and  3945 Freedom Circle, Suite 760
address       of  Santa Clara, CA 95054
corporation   or
other
organization  in
which employment
is conducted:


Name:             Andrew S. Grove

Business          Intel   Corporation,  2200   Mission   College
Address:          Boulevard, Santa Clara, CA 95052

Principal         Chairman of the Board of Directors
Occupation:

Name,  principal  Intel    Corporation,   a   manufacturer    of
business     and  microcomputer components, modules and systems.
address       of  2200 Mission College Boulevard
corporation   or  Santa Clara, CA 95052
other
organization  in
which employment
is conducted:


Name:             D. James Guzy

Business          The  Arbor  Company, 1340  Arbor  Road,  Menlo
Address:          Park, CA 94025

Principal         Chairman
Occupation:

Name,  principal  The   Arbor  Company,  a  limited  partnership
business     and  engaged   in  the  electronics  and   computer
address       of  industry.
corporation   or  1340 Arbor Road
other             Menlo Park, CA 94025
organization  in
which employment
is conducted:

CUSIP No. 595112              13D                   Page 10 of 13

Name:             Reed E. Hundt

Business          McKinsey & Company, 600 14th Street NW,  #300,
Address:          Washington, DC 20005

Principal         Senior Advisor
Occupation:

Name,  principal  McKinsey  &  Company, a management  consulting
business     and  firm.
address       of  600 14th Street NW, #300
corporation   or  Washington, DC 20005
other
organization  in
which employment
is conducted:


Name:             Paul S. Otellini

Business          Intel   Corporation,  2200   Mission   College
Address:          Boulevard, Santa Clara, CA 95052

Principal         President and Chief Operating Officer
Occupation:

Name,  principal  Intel    Corporation,   a   manufacturer    of
business     and  microcomputer components, modules and systems.
address       of  2200 Mission College Boulevard
corporation   or  Santa Clara, CA 95052
other
organization  in
which employment
is conducted:


Name:             David S. Pottruck

Business          The Charles Schwab Corporation, 101 Montgomery
Address:          Street, San Francisco, CA 94104

Principal         President and Chief Executive Officer
Occupation:

Name,  principal  The  Charles Schwab Corporation, a  securities
business     and  brokerage firm.
address       of  101 Montgomery Street
corporation   or  San Francisco, CA 94104
other
organization  in
which employment
is conducted:

CUSIP No. 595112              13D                   Page 11 of 13

Name:             Jane E. Shaw

Business          Aerogen,  Inc., 1310 Orleans Drive, Sunnyvale,
Address:          CA 94089

Principal         Chairman and Chief Executive Officer
Occupation:

Name,  principal  Aerogen,   Inc.,  a  pulmonary  drug  delivery
business     and  company.
address       of  1310 Orleans Drive
corporation   or  Sunnyvale, CA 94089
other
organization  in
which employment
is conducted:


Name:             John L. Thornton

Business          375  Park  Avenue, Suite 1002,  New  York,  NY
Address:          10152

Principal         Professor and Director of Global Leadership
Occupation:

Name,  principal  375 Park Avenue, Suite 1002
business     and  New York, NY 10152
address       of
corporation   or
other
organization  in
which employment
is conducted:


Name:             David B. Yoffie

Business          Harvard  Business  School,  Morgan  Hall  215,
Address:          Soldiers Field Park Road, Boston, MA 02163

Principal         Max and Doris Starr Professor of International
Occupation:       Business Administration

Name,  principal  Harvard   Business  School,   an   educational
business     and  institution.
address       of  Morgan Hall 215, Soldiers Field Park Road
corporation   or  Boston, MA 02163
other
organization  in
which employment
is conducted:

CUSIP No. 595112              13D                   Page 12 of 13

Name:             Charles E. Young

Business          University  of Florida, 226 Tigert Hall,  P.O.
Address:          Box 113150, Gainesville, FL 32610

Principal         President
Occupation:

Name,  principal  University    of   Florida,   an   educational
business     and  institution.
address       of  226 Tigert Hall
corporation   or  P.O. Box 113150
other             Gainesville, FL 32610
organization  in
which employment
is conducted:

CUSIP No. 595112              13D                   Page 13 of 13

                       EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, California 95052-8119, which address is Intel Corporation's business address.

Name:       Andy D. Bryant
Title:      Executive   Vice  President;  Chief   Financial   and
            Enterprise Services Officer

Name:       Sean M. Maloney
Title:      Executive  Vice  President;  General  Manager,  Intel
            Communications Group
Citizenshi  British
p:

Name:       Robert J. Baker
Title:      Senior  Vice  President; General Manager,  Technology
            and Manufacturing Group

Name:       Sunlin Chou
Title:      Senior  Vice  President; General Manager,  Technology
            and Manufacturing Group

Name:       F. Thomas Dunlap, Jr.
Title:      Senior Vice President; General Counsel

Name:       Ronald J. Smith
Title:      Senior  Vice  President;  General  Manager,  Wireless
            Communications and Computing Group

Name:       Jason Chun Shen Chen
Title:      Vice President; Director, Sales and Marketing Group

Name:       John H. F. Miner
Title:      Vice President; President, Intel Capital

Name:       Arvind Sodhani
Title:      Vice President; Treasurer

EXHIBIT 1                                            CONFIDENTIAL

                  SECURITIES PURCHASE AGREEMENT

                     MICRON TECHNOLOGY, INC.

                    INTEL CAPITAL CORPORATION

                       September 24, 2003

       i                                             CONFIDENTIAL

                        TABLE OF CONTENTS

1.DEFINITIONS                                                   1

  1.1  Certain Defined Terms; Interpretation                    1

  1.2  Index of Other Defined Terms                             2

2.AGREEMENT TO PURCHASE AND SELL SECURITIES                     3

  2.1  Agreement to Purchase and Sell Stock                     3

  2.2  The Closing                                              3

  2.3  Additional Adjustment Shares                             3

3.REPRESENTATIONS AND WARRANTIES OF THE COMPANY                 4

  3.1  Organization Good Standing and Qualification             4

  3.2  Capitalization                                           4

  3.3  Due Authorization                                        4

  3.4  Valid Issuance of Shares; Listing                        5

  3.5  Compliance with Securities Laws                          5

  3.6  Governmental Consents                                    5

  3.7  Non-Contravention                                        6

  3.8  Litigation                                               6

  3.9  Compliance with Law and Charter Documents                6

  3.10 SEC Documents                                            6

  3.11 Absence of Certain Changes Since Balance Sheet           7

  3.12 Full Disclosure                                          8

4.REPRESENTATIONS AND WARRANTIES OF SILICON CAPITAL             8

  4.1  Investigation; Economic Risk                             8

  4.2  Purchase for Own Account                                 8

  4.3  Exempt from Registration; Restricted Securities          8

  4.4  Accredited Investor                                      9

  4.5  Legends                                                  9

  4.6  Organization Good Standing and Qualification             9

  4.7  Due Authorization;  Capitalization                       9

  4.8  Governmental Consents                                    9

  4.9  Non-Contravention                                        9

  4.10 Restrictions on Hedging                                 10

5.AFFIRMATIVE COVENANTS OF THE COMPANY                         10

  5.1  Use of Proceeds                                         10

6.CLOSING CONDITIONS                                           10

  6.1  Conditions to Silicon Capital's Obligations             10

  6.2  Conditions to the Company's Obligations                 11

7.CONFIDENTIALITY OBLIGATIONS                                  12

  7.1  Obligations                                             12

  7.2  Certain Definitions                                     12

       ii                                            CONFIDENTIAL

  7.3  Non-Disclosure of Agreements                            12

  7.4  Public Announcements                                    13

  7.5  Third Party Information                                 13

  7.6  Other Disclosures                                       13

  7.7  Disclosure of Tax Treatment, Etc.                       13

8.MISCELLANEOUS

  8.1  Governing Law                                           14

  8.2  Survival                                                14

  8.3  Successors and Assigns                                  14

  8.4  Entire Agreement                                        14

  8.5  Notices                                                 14

  8.6  Amendments                                              15

  8.7  Delays or Omissions                                     15

  8.8  Legal Fees                                              15

  8.9  Titles and Subtitles                                    15

  8.10 Counterparts                                            15

  8.11 Severability                                            15

  8.12 Dispute Resolution                                      16

  8.13 No Third parties Benefited                              16

  8.14 Meaning of Include and Including                        16

  8.15 Fees, Costs and Expenses                                16

  8.16 Competition                                             16

       1                                             CONFIDENTIAL

                  SECURITIES PURCHASE AGREEMENT

      This Securities Purchase Agreement (this "Agreement") is entered into as of September 24, 2003 by and between Micron Technology, Inc., a Delaware corporation (the "Company" or the "Corporation") and Intel Capital Corporation, a Cayman Islands corporation ("Intel Capital").

     WHEREAS, Intel Capital is willing, pursuant to the terms and conditions of this Agreement, to purchase from the Company, for an aggregate amount of $449,999,998.05, Rights (as defined below) to acquire 33,860,045 shares of the Company's Common Stock, par value $0.10 per share (the "Common Stock");

      WHEREAS, at the closing of the transactions contemplated hereby, the Company and Intel Capital will enter into the Rights
Agreement, the Rights and Restrictions Agreement and the Business
Agreement (each as defined below).

NOW, THEREFORE, the parties hereby agree as follows:

1.   DEFINITIONS

      1.1 Certain Defined Terms; Interpretation. The following terms shall have the following respective meanings.

      "Affiliate" shall mean, with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common control with, such other Person. For purposes of this definition, "control" when used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; the terms "controlling" and "controlled" have meanings correlative to the foregoing.

      "Business  Agreement"  shall  mean  that  certain  Business
Agreement by and between Intel and the Company, dated as of the date hereof, in the form attached to this Agreement as Exhibit A.

      "Business Day" shall mean any day on which commercial banks are not authorized or required to close in either Boise, Idaho or San Francisco, California.

      "Common Stock" shall have the meaning set forth in the recitals to this Agreement.

      "Exchange  Act" shall mean the Securities Exchange  Act  of
1934, as amended, and the rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.

       "HSR   Act"   shall   mean   Hart-Scott-Rodino   Antitrust
Improvements Act of 1976, as amended.

       "Intel"   shall   mean  Intel  Corporation,   a   Delaware
corporation.

     "NYSE" shall mean the New York Stock Exchange.

       2                                             CONFIDENTIAL

       "Person"  shall  mean  individual,  corporation,  company,
voluntary   association,  partnership,  joint  venture,   limited
liability company, trust, estate, unincorporated organization, governmental authority or other entity.

      "Rights" shall mean the securities issuable pursuant to the Stock Rights Agreement, dated as of the date hereof, between the Company and Intel Capital, having the rights, preferences, privileges and restrictions defined therein, including any Additional Adjustment Rights.

      "Rights Agreement" shall mean the Stock Rights Agreement, dated as of the date hereof, between the Company and Intel
Capital.

       "Rights   and  Restrictions  Agreement"  shall  mean   the
Securities Rights and Restrictions Agreement, dated as of the date hereof, between the Company and Intel Capital.

     "SEC" shall mean the Securities and Exchange Commission.

      "Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.

      "Subsidiary" shall mean each Person in which the Company owns, directly or indirectly, 50% or more of the voting interests or of which the Company otherwise has the right to direct the management.

      1.2 Index of Other Defined Terms In addition to the terms defined above, the following terms shall have the respective meanings given thereto in the sections indicated below:


Defined Term                   Section
"Action"                       3.8
"Additional Adjustment         2.3
Rights"
"Agreement"                    Preamble
"Audited Financial             3.10(b)
Statements"
"Balance Sheet Date"           3.10(b)
"Closing"                      2.2
"Common Stock"                 Recitals
"Company"                      Preamble
"Confidential Information"     7.2
"Disclosure Letter"            3
"Form 10-K"                    3.10(a)
"Form 10-Q's"                  3.10(a)
"GAAP"                         3.10(b)
"Hedging Transaction"          4.10
"Intel Capital"                Preamble
"Material Adverse Effect"      3.1
"Purchase Price"               2.1
"SEC Documents"                3.10(a)
"Settlement Date"              2.3
"Shares"                       2.1
"Transaction Agreements"       7.2

       3                                             CONFIDENTIAL

2.   AGREEMENT TO PURCHASE AND SELL SECURITIES

     2.1 Agreement to Purchase and Sell Securities. The Company hereby agrees to issue to Intel Capital at the Closing (as defined below) and Intel Capital agrees to purchase from the Company at the Closing, for an aggregate purchase price of $449,999,998.05 (the "Purchase Price"), Rights representing in the aggregate the right to acquire 33,860,045 shares of Common Stock (the "Shares").

     2.2 The Closing. The purchase and sale of the Rights shall take place at the offices of Gibson, Dunn & Crutcher LLP, 1881
Page Mill Road, Palo Alto, California 94304, at 10:00 a.m. California time, on September 24, 2003, or at such other time and place as the Company and Intel Capital mutually agree upon (which time and place is referred to in this Agreement as the "Closing"). At the Closing, the Company will deliver to Intel Capital certificates representing the Rights being purchased, against delivery to the Company by Intel Capital of the consideration set forth in Section 2.1 by wire transfer of immediately available funds to an account designated by the Company at least two (2) Business Days prior to the Closing.

      2.3 Additional Adjustment Rights. The Company and Intel Capital acknowledge that pursuant to Sections 7.2.1 and 7.2.2 of the Business Agreement, the Company may be obligated to pay to Intel certain Additional Amounts (as defined and specified in the Business Agreement). Subject to the provisions of this
Section 2.3, the Company may elect to satisfy its obligation to pay all or a portion of any Additional Amount by delivering to Intel Capital additional Rights (any such Rights are referred to herein as "Additional Adjustment Rights"). If the Company elects to deliver Additional Adjustment Rights to satisfy its obligation to pay any Additional Amount, then it shall notify Intel Capital of such election, the number of Rights or dollar value of Rights it elects to deliver (based upon the dollar value of the shares of Common Stock that may be acquired pursuant to such Rights), and the date that it will deliver the Additional Adjustment Rights (any such date, a "Settlement Date"). The Company may deliver Additional Adjustment Rights only if, as of the applicable Settlement Date, the information contained in the SEC Documents (as defined in Section 3.10(a) hereof), as filed prior to the Settlement Date, with respect to the business, operations, results of operations and financial condition of the Company and its subsidiaries, taken as a whole, and the transactions contemplated by this Agreement, taken together, are true and complete in all material respects and do not omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and the Company delivers to Intel Capital on the Settlement Date, a certificate of its Chief Executive Officer or Chief Financial Officer to that effect. For purposes of satisfying the Company's obligations to pay any Additional Amount, any Additional Adjustment Rights shall be valued based upon the average closing prices of the Common Stock on the NYSE, as reported by Bloomberg L.P., for the twenty (20) trading day period ending and including the third trading day prior to the Settlement Date. The Company may not elect to deliver Additional Adjustment Rights in satisfaction of its obligations to pay any Additional Amount if, as of the Settlement Date, the Common Stock is not listed on the NYSE or the NASDAQ National Market, if the Company has taken action towards delisting or intends to delist the Common Stock from the NYSE or the NASDAQ National Market.

       4                                             CONFIDENTIAL

3.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

      The Company hereby represents and warrants to Intel Capital that the statements in this Section 3 are true and correct, except as set forth in the Disclosure Letter from the Company dated the date hereof (the "Disclosure Letter") or disclosed in the SEC Documents (as defined below):

      3.1 Organization Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and authority required to (a) carry on its business as presently conducted, and (b) enter into this Agreement, the Rights Agreement, the Rights and Restrictions Agreement and the Business Agreement, to issue the Rights, any Additional Adjustment Rights and any shares of Common Stock issuable pursuant to the Rights and any Additional Adjustment Rights, and to consummate the transactions contemplated hereby and thereby. The Company is qualified to do business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect. As used in this Agreement, "Material Adverse Effect" means a material adverse effect, or a group of such effects which are related, on the business, operations, financial condition or results of operations, of the applicable party and its Subsidiaries, taken as a whole.

     3.2 Capitalization. The authorized and outstanding capital stock of the Company at September 19, 2003, without giving effect to the transactions contemplated by this Agreement, is as set forth in the Disclosure Letter or the SEC Documents. All outstanding shares of capital stock have been duly authorized, and all such issued and outstanding shares have been validly issued and are fully paid and nonassessable. The Disclosure Letter or the SEC Documents include information regarding equity securities reserved for issuance to officers, directors, employees or independent contractors or affiliates of the Company under the Company's employee stock option and purchase plans and upon conversion of convertible securities. Except as set forth in the Disclosure Letter or the SEC Documents, there are no other equity securities, options, warrants, calls, rights, commitments or agreements of any character to which the Company is a party or by which it is bound obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of the Company or obligating the Company to grant, extend or enter into any such equity security, option, warrant, call, right, commitment or agreement.

      3.3 Due Authorization. The Company has the requisite corporate power and authority to enter into this Agreement, the Rights Agreement, the Rights and Restrictions Agreement and the Business Agreement and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement, the Rights Agreement, the Rights and Restrictions Agreement and the Business Agreement, and performance by the Company of its obligations hereunder and thereunder, including without limitation, the issuance of the Rights, have been duly authorized by all necessary corporate action on the part of the Company (including its directors and stockholders). This Agreement constitutes, and the Rights Agreement, the Rights and Restrictions Agreement and the Business Agreement, when executed and delivered by the parties thereto, will constitute, valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except (a) as may be limited by (i) applicable bankruptcy, insolvency, reorganization or others laws of general application relating to or affecting the enforcement of creditors' rights generally and
(ii) the effect of rules of

       5                                             CONFIDENTIAL

law governing the availability of equitable remedies and (b) as rights to indemnity or contribution may be limited under federal or state securities laws or by principles of public policy thereunder.

     3.4  Valid Issuance.

      (a) Valid Issuance and Enforceability of Rights. The Rights, including any Additional Adjustment Rights, issued pursuant to this Agreement have been duly authorized, and, when executed in accordance with the provisions of the Rights Agreement and delivered to and paid for by Intel Capital in accordance with the provisions of this Agreement, will be valid and binding obligations of the Company, enforceable in accordance with their terms, except (a) as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or other laws of general application, relating to or affecting the enforcement of creditors' rights generally and (ii) the effect of rules of laws governing the availability of equitable remedies and (b) as rights to indemnity or contribution may be limited under federal or state securities laws or by principles of public policy thereunder.

      (b) Valid Issuance of Shares. The shares of Common Stock issuable upon conversion, exchange or exercise of the Rights, including any Additional Adjustment Rights, have been duly authorized and reserved, and when issued upon conversion, exchange or exercise of the Rights in accordance with the terms of the Rights Agreement, will be duly and validly issued, fully paid and nonassessable. The shares of Common Stock issuable pursuant to the Rights, including any Additional Adjustment Rights, have been duly authorized and reserved, and upon issuance pursuant to the term of the Rights Agreement, will be duly and validly issued, fully paid and nonassessable.

     3.5 Compliance with Securities Laws. Assuming the accuracy of the representations made by Intel Capital in Section 4 hereof, the Rights, including any Additional Adjustment Rights, and the shares of Common Stock issuable upon conversion, exercise or exchange of the Rights, including any Additional Adjustment Rights, will be issued to Intel Capital in compliance with applicable exemptions from (i) the registration and prospectus
delivery  requirements  of  the  Securities  Act  and  (ii)   the
registration and qualification requirements of all applicable securities laws of the states of the United States.

      3.6 Governmental Consents. No consent, approval, order or authorization of, or registration qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Company is required in connection with the consummation of the transactions contemplated by this Agreement, except: (i) compliance with the HSR Act which may be required for the conversion, exercise or exchange of the Rights to acquire shares of Common Stock; (ii) the filing of a current report on Form 8-K by the Company with the SEC following the Closing; (iii) the filing of such qualifications or filings under the Securities Act and the regulations thereunder and all applicable state securities laws as may be required in connection with the transactions contemplated by this Agreement; and
(iii) as expressly required or contemplated by the terms of the Rights and Restrictions Agreement. All such qualifications and filings in connection with the issuance of the Rights have been made or are effective.

       6                                             CONFIDENTIAL

       3.7 Non-Contravention. The execution, delivery and performance of this Agreement, the Rights Agreement, the Rights and Restrictions Agreement, and the Business Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby and thereby, do not and will not (i) contravene or conflict with the Certificate of Incorporation or Bylaws of the Company, as amended; (ii) constitute a violation of any provision of any federal, state, local or foreign law binding upon or applicable to the Company; or (iii) constitute a default or require any consent under, give rise to any right of termination, cancellation or acceleration of, or to a loss of any benefit to which the Company is entitled under, or result in the creation or imposition of any lien, claim or encumbrance on any assets of the Company under, any contract to which the Company is a party or any permit, license or similar right relating to the Company or by which the Company may be bound, except in the case of clause (ii) and (iii) as, individually or in the aggregate, would not have a Material Adverse Effect.

      3.8 Litigation. There is no action, suit, proceeding, claim, arbitration or investigation ("Action") pending: (a) against the Company, properties or assets or, to the best of the Company's knowledge, against any officer, director or employee of the Company in connection with such officer's, director's or employee's relationship with, or actions taken on behalf of, the Company, which the Company believes is reasonably likely to have a Material Adverse Effect, or (b) that seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement. The Company is not a party to or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality which it believes is reasonably likely to have a Material Adverse Effect. No Action by the Company is currently pending nor does the Company intend to initiate any Action which it believes is reasonably likely to have a Material Adverse Effect.

     3.9 Compliance with Law and Charter Documents. The Company is not in violation or default of any provisions of its
Certificate of Incorporation or Bylaws, both as amended. The Company has complied and is in compliance with all applicable statutes, laws, and regulations and executive orders of the United States of America and all states, foreign countries and other governmental bodies and agencies having jurisdiction over the Company's business or properties, except for any violations that would not, either individually or in the aggregate, have a Material Adverse Effect.

     3.10 SEC Documents.

      (a) Reports. The Company has filed all required forms, reports and documents with the SEC since January 1, 2002. The Company has furnished or made available to Intel Capital prior to the date hereof copies of its Annual Report on Form 10-K for the fiscal year ended August 29, 2002 ("Form 10-K"), its Quarterly Reports on Form 10-Q for the fiscal quarters ended November 28, 2002, February 27, 2003 and May 29, 2003 (the "Form 10-Q's"), and
all other registration statements, reports and proxy statements filed by the Company with the SEC on or after August 31, 2002 (the Form 10-K, the Form 10-Q's and such registration statements, reports and proxy statements are collectively referred to herein as the "SEC Documents"). Each of the SEC Documents, as of the respective date thereof (or if amended or superseded by a filing prior to the closing date of this Agreement, then on the

       7                                             CONFIDENTIAL

date of such filing), did not, and each of the registration statements, reports and proxy statements filed by the Company with the SEC after the date hereof and prior to the Closing will not, as of the date thereof (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company is not a party to any material contract, agreement or other arrangement which was required to have been filed as an exhibit to the SEC Documents that was not so filed.

      (b) Financial Statements. The SEC Documents include the Company's audited consolidated financial statements (the "Audited Financial Statements") for the fiscal year ended August 29, 2002, and its unaudited consolidated financial statements for the nine-month period ended May 29, 2003 (the "Balance Sheet Date"). Since the Balance Sheet Date, the Company has duly filed with the SEC all forms, reports and other documents required to be filed by it under the Exchange Act and the Securities Act. The audited and unaudited consolidated financial statements of the Company included in the SEC Documents filed prior to the date hereof fairly present, in conformity with United States generally accepted accounting principles ("GAAP")(except as permitted by Form 10-Q) applied on a consistent basis (except as may be indicated in such financial statements or the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of the unaudited interim financial statements contained in the Form 10-Qs, which adjustments are not expected to be material in amount).

      3.11 Absence of Certain Changes Since Balance Sheet. Since the Balance Sheet Date, except as disclosed in or contemplated by the SEC Documents, the business and operations of the Company have been conducted in the ordinary course consistent with past practice, and there has not been:

      (a) any declaration, setting aside or payment of any dividend or other distribution of the assets of the Company with respect to any shares of capital stock of the Company or any repurchase, redemption or other acquisition by the Company or any Subsidiary of the Company of any outstanding shares of the Company's capital stock;

     (b) any damage, destruction or loss, whether or not covered by insurance, except for such occurrences that have not resulted, and are not expected to result, in a Material Adverse Effect;

      (c) any waiver by the Company of a valuable right or of a material debt owed to it, except for such waivers that have not resulted and are not expected to result, in a Material Adverse
Effect;

      (d) any material change or amendment to, or any waiver of any material rights under a material contract or arrangement by which the Company or any of its assets, or properties is bound or subject, except for changes, amendments or waivers that are expressly provided for or disclosed in this Agreement or that have not resulted, and are not expected to result, in a Material Adverse Effect;

     (e) any change by the Company in its accounting principles, methods or practices or in the manner it keeps its accounting books and records; and

       8                                             CONFIDENTIAL

      (f) any other event or condition of any character, except for such events and conditions that have not resulted, either individually or collectively, in a Material Adverse Effect.

      3.12  Full Disclosure.  The information contained  in  this
Agreement, the Disclosure Letter and the SEC Documents with respect to the business, operations, results of operations and financial condition of the Company, and the transactions contemplated by this Agreement, taken together, are true and complete in all material respects and do not omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.     REPRESENTATIONS,  WARRANTIES  AND  AGREEMENTS  OF  SILICON
CAPITAL.

      Intel Capital represents and warrants to the Company as follows:

      4.1 Investigation; Economic Risk. Intel Capital has received or has had full access to all of the information it considers necessary or appropriate to make an informed investment decision with respect to the Rights to be purchased by Intel Capital under this Agreement. Intel Capital further has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Rights and the shares of Common Stock into which they are convertible, exercisable or exchangeable and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to Intel Capital or to which Intel Capital had access. The foregoing, however, does not in any way limit or modify the representations and warranties made by the Company in Section 3. Intel Capital understands that the purchase of the Rights involves substantial risk. Intel Capital acknowledges that it is able to fend for itself in the transactions contemplated by this Agreement and has the ability to bear the economic risks of its investment pursuant to this Agreement and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of this investment in the Rights and the shares of Common Stock into which they are convertible, exercisable or exchangeable and protecting its own interests in connection with this investment.

      4.2 Purchase for Own Account. Intel Capital will acquire the Rights, and any Additional Adjustment Rights for its own account, not as a nominee or agent, and not with a view to or in connection with the sale or distribution of any part thereof.

     4.3 Exempt from Registration; Restricted Securities. Intel Capital understands that the sale and issuance of the Rights and any Additional Adjustment Rights and the issuance of any shares of Common Stock upon conversion, exercise or exchange thereof will not be registered under the Securities Act on the ground that the sale provided for in this Agreement is exempt from registration under of the Securities Act, and that the reliance of the Company on such exemption is predicated in part on Intel Capital's representations set forth in this Agreement. Intel Capital understands that the Rights, including any Additional Adjustment Rights, and any shares of Common Stock issuable upon conversion, exercise or exchange thereof are restricted securities within the meaning of Rule 144 under the Securities Act, and must be held indefinitely unless they are subsequently registered or an exemption from such registration is available. Intel Capital understands that the Company is under no obligation to register any of the securities sold hereunder except as provided in the Rights and Restrictions Agreement.

       9                                             CONFIDENTIAL

      4.4 Accredited Investor. Intel Capital is an "accredited investor" as that term is defined in Rule 501(a)(8) of Regulation
D as promulgated by the SEC under the Securities Act.

      4.5 Legends. Intel Capital agrees that the Rights, including any Additional Adjustment Rights, and the shares of Common Stock issuable upon conversion, exercise or exchange thereof, will bear legends and be subject to the restrictions on transfer as provided in the Rights and Restrictions Agreement. In addition, Intel Capital agrees that the Company may place stop transfer orders with its transfer agents with respect to such instruments. The appropriate portion of the legend shall be removed in accordance with the provisions of the Rights and Restrictions Agreement and the stop transfer orders shall be removed promptly upon delivery to the Company of such satisfactory evidence as reasonably may be required by the Company that such stop orders are not required to ensure compliance with the Securities Act.

      4.6 Organization Good Standing and Qualification. Intel Capital is a corporation duly organized, validly existing and in good standing under the laws of the Cayman Islands and has all corporate power and authority required to (a) carry on its business as presently conducted, and (b) enter into this Agreement, the Rights Agreement, the Rights and Restrictions Agreement and the Business Agreement and to consummate the transactions contemplated hereby and thereby.

      4.7 Due Authorization; Capitalization. Intel Capital has the requisite corporate power and authority to enter into this Agreement, the Rights Agreement and the Rights and Restrictions Agreement and to perform its obligations hereunder and thereunder. Intel Capital is an indirect, wholly-owned subsidiary of Intel and all outstanding shares of capital stock of Intel Capital are owned free and clear of any pledge, lien or security interests. The execution and delivery of this Agreement, the Rights Agreement and the Rights and Restrictions Agreement, and performance by Intel Capital of its obligations hereunder and thereunder, have been duly authorized by all necessary corporate action on the part of Intel Capital. This Agreement constitutes, and the Rights Agreement and the Rights and Restrictions Agreement, when executed and delivered by the parties thereto, will constitute, valid and legally binding obligations of Intel Capital, enforceable against the Intel Capital in accordance with their respective terms, except (a) as may be limited by (i) applicable bankruptcy, insolvency, reorganization or others laws of general application relating to or affecting the enforcement of creditors' rights generally and
(ii) the effect of rules of law governing the availability of equitable remedies and (b) as rights to indemnity or contribution may be limited under federal or state securities laws or by principles of public policy thereunder.

      4.8 Governmental Consents. No consent, approval, order or authorization of, or registration qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of Intel Capital is required in connection with the consummation of the transactions contemplated by this Agreement, except (i) compliance with the HSR Act which may be required for the conversion, exercise or exchange of the Rights for Common Stock, and (ii) as expressly
required  or  contemplated  by  the  terms  of  the  Rights   and
Restrictions Agreement.

       4.9   Non-Contravention.   The  execution,  delivery   and
performance of this Agreement, the Rights Agreement and the Rights and Restrictions Agreement by Intel Capital, and the consummation by Intel Capital of the transactions contemplated hereby and thereby, do not and will not (i) contravene or conflict with the Certificate of Incorporation or Bylaws of Intel Capital,

       10                                            CONFIDENTIAL

as amended; (ii) constitute a violation of any provision of any federal, state, local or foreign law binding upon or applicable to Intel Capital; or (iii) constitute a default or require any consent under, give rise to any right of termination, cancellation or acceleration of, or to a loss of any benefit to which Intel Capital is entitled under, or result in the creation or imposition of any lien, claim or encumbrance on any assets of Intel Capital under, any contract to which Intel Capital is a party or any permit, license or similar right relating to Intel Capital or by which Intel Capital may be bound, except in the case of clause (ii) and (iii) as, individually or in the aggregate, would not have a Material Adverse Effect.

     4.10 Restrictions on Hedging. Neither Intel Capital nor any of its Affiliates as of the Closing holds any short position with respect to the Company's Common Stock or is a party to any other contract, option, right, warrant to sell, purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock of the Company or any securities convertible or exercisable into shares of Common Stock of the Company, including any swap or other derivative contract that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock of the Company (a "Hedging Transaction"). Intel Capital and its Affiliates agree not to enter into any such Hedging Transaction until such time following the public dissemination of the press release contemplated by
Section 7.4 hereof and the filing by the Company of a Current Report on Form 8-K with respect to the transaction after Closing (provided such filing is made within two (2) trading days of the Closing).

5.   AFFIRMATIVE COVENANTS OF THE COMPANY.

     The Company covenants to Intel Capital as follows:

      5.1 Listing of Shares. Within thirty (30) days following the Closing, the Company shall take action so that the shares of Common Stock issuable upon conversion, exercise or exchange of the Rights will be listed on the New York Stock Exchange upon official notice of issuance.

6.   CLOSING CONDITIONS.

       6.1   Conditions  to  Intel  Capital's  Obligations.   The
obligations of Intel Capital to consummate the transactions contemplated by this Agreement at the Closing are subject to the fulfillment or waiver, on or before the Closing, of each of the following conditions:

      (a) Representations and Warranties True. (i) Each of the representations and warranties of the Company contained in
Section 3 and qualified by "Material Adverse Effect" or the term "material" will be true and correct on and as of the date hereof and on and as of the date of the Closing, and (ii) each of the representations and warranties of the Company contained in
Section 3 and not qualified by "Material Adverse Effect" or the term "material," disregarding all qualifications and exceptions contained therein relating to materiality, will be true and correct in all material respects on and as of the date hereof and on and as of the date of the Closing, in each case with the same effect as though such representations and warranties had been made as of the Closing.

      (b)   Performance.   The Company will  have  performed  and
complied   with   all  agreements,  obligations  and   conditions
contained in this Agreement that are required to be

       11                                            CONFIDENTIAL

performed or complied with by it on or before the Closing and will have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

       (c) Compliance Certificate. The Company will have delivered to the Intel Capital at the Closing a certificate signed on its behalf by its Chief Executive Officer or Chief Financial Officer certifying that the conditions specified in
Section 6.1(a) and (b) hereof have been fulfilled.

     (d) Securities Exemptions. The offer and sale of the Rights to Intel Capital pursuant to this Agreement and the Rights Agreement will be exempt from the registration requirements of the Securities Act and the registration and/or qualification requirements of all applicable state securities laws.

      (e) Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto will be reasonably satisfactory in form and substance to Intel Capital, and Intel Capital will have received all such counterpart originals and certified or other copies of such documents as it may reasonably request. Such documents shall include (but not be limited to) the following:

           (i) Certified Charter Documents. A copy of the Certificate of Incorporation certified as of a recent date by the Secretary of State of Delaware as a complete and correct copy thereof, and the Bylaws of the Company (as amended through the date of the Closing), certified by the Secretary of the Company as true and correct copies thereof as of the Closing.

           (ii) Board Resolutions. A copy, certified by the Secretary of the Company, of the resolutions of the Board of
Directors of the Company providing for the approval of the transactions contemplated by this Agreement, the Rights Agreement, the Rights and Restrictions Agreement and the Business Agreement and the issuance of the Rights, including, as applicable, the Additional Adjustment Shares, and the shares of Common Stock issuable upon conversion, exercise or exchange thereof.

      (f) Opinion of Company Counsel. Intel Capital will have received an opinion on behalf of the Company, dated as of the date of the Closing, from counsel to the Company, in form and substance reasonably satisfactory to Intel Capital.

      (g) Other Agreements. The Company will have executed and delivered the Rights Agreement, the Rights and Restrictions
Agreement and the Business Agreement.

       6.2 Conditions to the Company's Obligations. The obligations of the Company to consummate the transactions contemplated by this Agreement at the Closing are subject to the fulfillment or waiver on or before the Closing, of each of the following conditions:

      (a) Representations and Warranties True. (i) Each of the representations and warranties of Intel Capital contained in
Section 4 and qualified by "Material Adverse Effect" or the term "material" will be true and correct on and as of the date hereof and on and as of the date of the Closing, and (ii) each of the representations and warranties of Intel Capital contained in
Section 4 and not qualified by "Material Adverse Effect" or the term "material," disregarding all

       12                                            CONFIDENTIAL

qualifications and exceptions contained therein relating to materiality, will be true and correct in all material respects on and as of the date hereof and on and as of the date of the Closing, in each case with the same effect as though such representations and warranties had been made as of the Closing.

      (b) Performance. Intel Capital will have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing and will have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

      (c) Payment of Purchase Price. Intel Capital will have delivered to the Company the Purchase Price of the Rights as specified in and in accordance with Section 2.1.

      (d) Securities Exemptions. The offer and sale of the Rights to Intel Capital pursuant to this Agreement will be exempt from the registration requirements of the Securities Act and the registration and/or qualification requirements of all applicable state securities laws.

     (e) Other Agreements. Intel Capital will have executed and delivered the Rights Agreement and the Rights and Restrictions
Agreement, and Intel will have executed and delivered the Business Agreement.

7.   CONFIDENTIALITY OBLIGATIONS

      7.1 Obligations. Except to the extent required by law or judicial order or except as provided herein, each party to this Agreement will hold any of the other's Confidential Information (as defined in the next paragraph) in confidence and will: (i) use the same degree of care to prevent unauthorized disclosure or use of the Confidential Information that the receiving party uses with its own information of like nature (but in no event less than reasonable care), (ii) limit disclosure of the Confidential Information, including any materials regarding the Confidential Information that the receiving party has generated, to such of its employees and contractors as have a need to know the Confidential Information to accomplish the purposes of this Agreement, and (iii) advise its employees, agents and contractors of the confidential nature of the Confidential Information and of the receiving party's obligations under this Agreement and the Corporate Non-Disclosure Agreement #19096.

      7.2 Certain Definitions. For purposes of this Agreement, the term "Confidential Information" includes this Agreement, the Rights Agreement, the Business Agreement and the Rights and Restrictions Agreement (collectively, the "Transaction Agreements"). Any employee or contractor of the receiving party having access to the Confidential Information will be required to sign a non-disclosure agreement protecting the Confidential Information if not already bound by such a non-disclosure agreement.

      7.3 Non-Disclosure of Agreements. Except to the extent required by law or judicial order or except as provided herein, neither party shall disclose the Transaction Agreements or any of their terms without the other's prior written approval, which approval will not be delayed or unreasonably withheld. Either party may disclose the Transaction Agreements to the extent required by law or judicial order, provided that if such disclosure is pursuant to judicial order or proceedings, the disclosing party will notify the other party promptly before such disclosure and

       13                                            CONFIDENTIAL

will cooperate with the other party to seek confidential treatment with respect to the disclosure if requested by the other party and provided further that if such disclosure is required pursuant to the rules and regulations of any federal, state or local organization, the parties will cooperate to seek confidential treatment of the Transaction Agreements to the maximum extent possible under law. Notwithstanding the foregoing, in the absence of any prior disclosure of any of the Transaction Agreements or the terms thereof pursuant to this
Section 7.3, each party may disclose the Transaction Agreements or any of their terms to its agents or third party consultants who have a need to know arising out of the establishment, implementation, administration, termination or enforcement of the Transaction Agreements provided such agents are informed of the confidential nature of the Transaction Agreements and the terms thereof and are bound, either by statutory rules of professional responsibility to maintain client confidences with respect thereto or, in the absence of such statutory duties, are bound by the terms of a applicable nondisclosure agreement that treats as confidential information the Transaction Agreements and the terms thereof.

      The Company agrees that it will provide Intel Capital with the relevant portions of any drafts of any documents, press releases or other filings in which the Agreement or its contents are to be disclosed prior to the filing thereof to consult with the Company as to the contents of such filing. The Company will endeavor to provide adequate opportunity for Intel Capital review and comments prior to any disclosure or filing. The minimum prior notice to Intel Capital for such review is two (2) business days.

       7.4 Public Announcements. Upon execution of this Agreement, the parties will mutually agree on language to be included in press release(s) announcing the existence of the transactions contemplated by this Agreement, which press release will be issued promptly following the execution of this Agreement.

      7.5   Third  Party  Information.   Neither  party  will  be
required to disclose to the other any confidential information of any third party without having first obtained such third party's prior written consent.

     7.6 Other Disclosures. Except as otherwise provided for in Sections 7.3. 7.4, 7.5 and 7.7 hereof, all confidential information exchanged by the parties will be disclosed pursuant to the Intel Corporation/Micron Technology, Inc. Corporate Non-Disclosure Agreement #19096.

      7.7 Disclosure of Tax Treatment, Etc. Notwithstanding anything herein to the contrary, any party to this Agreement or the other Transaction Agreements (and any employee, representative, or other agent of any party to this Agreement or the other Transaction Agreements) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement and the other Transaction Agreements and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure; provided, however, that this sentence shall not permit any disclosure that otherwise is prohibited by this Agreement or the other Transaction Agreements if such disclosure would result in a violation of federal or state securities laws, and provided, further, that this sentence shall not permit disclosure of any information to the extent not related to the tax aspects of the transactions contemplated by this Agreement or the other
Transaction Agreements. The parties to this Agreement acknowledge that they have no knowledge or reason to know that such disclosure is otherwise limited.

       14                                            CONFIDENTIAL

8.   MISCELLANEOUS.

     8.1 Governing Law. This Agreement shall be governed in all respects by and construed in accordance with the laws of the State of Delaware, without regard to provisions regarding choice of laws. Jurisdiction shall be in the courts of the state of domicile of the defending party to the original action.

      8.2 Survival. The representations, warranties, covenants and agreements made herein shall survive any investigation made by any party hereto and the closing of the transactions contemplated hereby, provided that the representations and warranties set forth herein shall terminate as of the first anniversary of the date hereof (other than with respect to any claims asserted prior to such date, as to which they shall survive solely for the purpose of resolving such claims until the resolution thereof).

      8.3 Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs,
executors  and  administrators  of  the  parties  hereto.    This
Agreement and the rights and obligations herein may not be assigned by Intel Capital without the prior written consent of the Company, except to a Qualified Subsidiary (as defined in the Rights and Restrictions Agreement) or the Parent. This Agreement and the rights and obligations herein may not be assigned by the Company without the prior written consent of Intel Capital.

       8.4 Entire Agreement. This Agreement, the Rights Agreement, the Rights and Restrictions Agreement and the Business Agreement, and the agreements, exhibits and schedules referred to herein and therein constitute the entire understanding and agreement between the parties with regard to the subjects hereof and thereof; provided, however, that nothing in this Agreement shall be deemed to terminate or supersede the provisions of any confidentiality and nondisclosure agreements executed by the parties hereto prior to the date hereof, which agreements shall continue in full force and effect until terminated in accordance with their respective terms.

      8.5 Notices. Except as may be otherwise provided herein, all notices, requests, waivers and other communications made pursuant to this Agreement shall be in writing and shall be delivered to the other party (a) in person; (b) by facsimile to the address and number set forth below, when promptly followed up by another of the delivery methods permitted by this Section 8.5;
(c) by U.S. mail, registered or certified, return receipt requested, postage prepaid and addressed to the other party as set forth below; or (d) by a national-recognized overnight delivery service that keeps records of deliveries and attempted deliveries (such as FedEx), postage prepaid, addressed to the parties as set forth below with next-business-day delivery guaranteed, provided that the sending party receives a confirmation of delivery from the delivery service provider.

       15                                            CONFIDENTIAL



To Intel Capital                 To the Company
c/o Intel Corporation            Micron Technology, Inc.
2200 Mission College Blvd,       8000 S. Federal Way
M/S RN6-46                       P.O. Box 6
Santa Clara, California 95052    Boise, Idaho 83716
Attn:  Intel Capital Portfolio   Attn:  Chief Financial Officer
       Manager
Fax Number: (408) 765-6038       Fax Number: (208) 308-2900

with copies to:                  with copies to:

portfolio.manager@intel.com      Micron Technology, Inc.
                                 8000 S. Federal Way
                                 P.O. Box 6
                                 Boise, Idaho 83716
                                 Attn:  General Counsel
                                 Fax Number: (208) 308-4509

      A party may change or supplement the addresses given above, or designate additional addresses, for purposes of this Section
8.5 by giving the other party written notice of the new address in the manner set forth above.

      8.6 Amendments. Any term of this Agreement may be amended only with the prior written consent of the Company and Intel
Capital.

      8.7 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to the Company or to Intel Capital, upon any breach or default of any party hereto under this Agreement, shall impair any such right, power or remedy of the Company or Intel Capital, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of any similar breach or default thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of the Company or Intel Capital of any breach or default under this Agreement or any waiver on the part of the Company or Intel Capital of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, or by law or otherwise afforded to the Company or Intel Capital shall be cumulative and not alternative.

     8.8 Legal Fees. In the event of any action at law, suit in equity or arbitration proceeding in relation to this Agreement or any units or securities of the Company issued or to be issued, the prevailing party shall be paid by the other party a
reasonable  sum  for  attorney's  fees  and  expenses  for   such
prevailing party.

      8.9 Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

      8.10  Counterparts.   This Agreement  may  be  executed  in
counterparts, each of which shall be an original, but both of which together shall constitute one instrument.

      8.11 Severability. Should any provision of this Agreement be determined to be illegal or unenforceable, such determination shall not affect the remaining provisions of this Agreement.

       16                                            CONFIDENTIAL

      8.12 Dispute Resolution. The parties agree to negotiate in good faith to resolve any dispute between them regarding this Agreement. If the negotiations do not resolve the dispute to the reasonable satisfaction of both parties, then each party shall nominate one senior officer of the rank of Vice President or higher as its representative. These representatives shall, within thirty (30) days of a written request by either party to call such a meeting, meet in person and alone (except for one assistant for each party) and shall attempt in good faith to resolve the dispute. If the disputes cannot be resolved by such senior managers in such meeting, the parties agree that they shall, if requested in writing by either party, meet within thirty (30) days after such written notification for one day with an impartial mediator and consider dispute resolution alternatives other than litigation. If an alternative method of dispute resolution is not agreed upon within thirty (30) days after the one day mediation, either party may proceed as they see fit. This procedure shall be a prerequisite before taking any additional action hereunder.

     8.13 No Third Parties Benefited. This Agreement is made and entered into for the protection and benefit of the parties hereto and their permitted successors and assigns, and, except as expressly provided herein, no other Person shall be a direct or indirect beneficiary of or have any direct or indirect cause of action or claim in connection with this Agreement or any of the documents executed in connection herewith.

      8.14 Meaning of Include and Including. Whenever in this Agreement the word "include" or "including" is used. it shall be deemed to mean "include, without limitation" or "including, without limitation," as the case may be. and the language following "include" or "including" shall not be deemed to set forth an exhaustive list.

      8.15 Fees, Costs and Expenses. All fees, costs and expenses (including attorney's' fees and expenses) incurred by either party hereto prior to the Closing in connection with the preparation, negotiation and execution of this Agreement, the Rights Agreement, the Rights and Restrictions Agreement and the Business Agreement and the consummation of the transactions contemplated hereby and thereby (including the costs associated with any filings with, or compliance with any of the requirements of, any governmental authorities), shall be the sole and exclusive responsibility of such party.

      8.16 Competition. Nothing set forth herein shall be deemed to preclude, limit or restrict the Company's or Intel Capital's and their respective Affiliates' ability to compete with the other.

       17                                            CONFIDENTIAL

       IN   WITNESS  WHEREOF,  the  parties  have  executed  this
Securities Purchase Agreement as of the date first written above.

INTEL CAPITAL CORPORATION          MICRON TECHNOLOGY, INC.

By:/s/Arvind Sodhani               By:/s/W. G. Stover, Jr.
   -----------------------            ------------------------
   Name: Arvind Sodhani               Name: W. G. Stover, Jr.
   Title: Vice President              Title: Vice President
          and Treasurer                      and Chief
                                             Financial Officer





        {Signature Page to Securities Purchase Agreement}

       17                                            CONFIDENTIAL

       IN   WITNESS  WHEREOF,  the  parties  have  executed  this
Securities Purchase Agreement as of the date first written above.

INTEL CAPITAL CORPORATION          MICRON TECHNOLOGY, INC.

By:/s/Arvind Sodhani               By:/s/W. G. Stover, Jr.
   -----------------------            ------------------------
   Name: Arvind Sodhani               Name: W. G. Stover, Jr.
   Title: Vice President              Title: Vice President
          and Treasurer                      and Chief
                                             Financial Officer





        {Signature Page to Securities Purchase Agreement}

                        DISCLOSURE LETTER

                       September 24, 2003

                          CONFIDENTIAL

      This constitutes the "Disclosure Letter" defined in Section 3 of the Securities Purchase Agreement, dated as of the date hereof (the "Purchase Agreement"), by and between Micron Technology, Inc., a Delaware corporation (the "Company") and Intel Capital Corporation, A Cayman Islands corporation. Unless Otherwise defined herein, capitalized terms used in this Disclosure Letter shall have the meanings assigned to such terms in the Purchase Agreement.

      Other  than  as  set forth in Section  3  of  the  Purchase
Agreement and as disclosed in the SEC documents, the Company does not have any additional information that would be required to be disclosed under Section 3 of the Purchase Agreement.

                                 MICRON TECHNOLOGY, INC.

                                 By:/s/W. G. Stover, Jr
                                    --------------------------
                                    Name:  W. G. Stover, Jr.
                                    Title: Vice President of
                                           Finance and Chief
                                           Financial Officer

EXHIBIT 2

          SECURITIES RIGHTS AND RESTRICTIONS AGREEMENT

                             Between

                     MICRON TECHNOLOGY, INC.

                               and

                    INTEL CAPITAL CORPORATION

                 Dated as of September 24, 2003

                        TABLE OF CONTENTS

                                                             Page

SECTION 1 DEFINITIONS                                           1

  1.1  Certain Definitions                                      1

SECTION 2 STANDSTILL AND RELATED COVENANTS                      5

  2.1  Intel Ownership of Micron Securities                     5

  2.2  Standstill Provisions                                    5

  2.3  Voting Trust                                             5

  2.4  Solicitation of Proxies                                  6

  2.5  Acts in Concert with Others                              6

  2.6  Termination                                              6

SECTION 3 RESTRICTIONS ON TRANSFER OF SECURITIES; COMPLIANCE WITH
SECURITIES LAWS                                                 6

  3.1  Restrictions on Transfer of Voting Securities of Micron  6

  3.2  Restrictive Legends                                      9

  3.3  Procedures for Certain Transfers                         9

  3.4  Covenant Regarding Exchange Act Filings                 10

  3.5  Termination                                             10

SECTION 4 REGISTRATION RIGHTS                                  11

  4.1  Demand Registration                                     11

  4.2  Shelf Registration                                      11

  4.3  Piggyback Registration                                  13

  4.4   Demand  and  Shelf  Registration Procedures,  Rights  and
  Obligations                                                  14

  4.5  Expenses                                                19

  4.6  Indemnification                                         19

  4.7  Issuances by Micron or Other Holders                    21

  4.8  Information by Intel Capital                            21

  4.9   Market Standoff Agreements                             22

  4.10 Termination                                             22

SECTION 5 MISCELLANEOUS                                        23

  5.1  Governing Law                                           23

  5.2  Successors and Assigns                                  23

  5.3  Entire Agreement; Amendment                             24

  5.4  Notices and Dates                                       24

  5.5  Language Interpretation                                 25

  5.6  Table of Contents; Titles; Headings                     25

  5.7  Counterparts                                            25

  5.8  Severability                                            25

  5.9  Injunctive Relief                                       25

  5.10 Dispute Resolution                                      26

          SECURITIES RIGHTS AND RESTRICTIONS AGREEMENT

      THIS SECURITIES RIGHTS AND RESTRICTIONS AGREEMENT (this "Agreement") is made as of September 24, 2003, between MICRON TECHNOLOGY, INC., a Delaware corporation ("Micron"), and INTEL CAPITAL CORPORATION, a Cayman Islands corporation ("Intel Capital").

                            RECITALS

      A. Intel Capital has agreed to purchase from Micron, and Micron has agreed to sell and issue to Intel Capital, stock rights (the "Rights") to be issued by Micron pursuant to that certain Stock Rights Agreement, dated of even date herewith (the "Stock Rights Agreement"), on the terms and conditions set forth in that certain Securities Purchase Agreement, dated September 24, 2003, by and between Micron and Intel Capital (the "Securities Purchase Agreement"). The Rights are exchangeable for Common Stock (the "Common Stock") of the Company.

      B. The Securities Purchase Agreement provides for the execution and delivery of this Agreement at the closing of the transactions contemplated thereby.

      NOW, THEREFORE, in consideration of the representations, warranties, covenants and conditions herein and in the Securities
Purchase Agreement, the parties hereto hereby agree as follows:

                            SECTION 1
                           DEFINITIONS

     1.1  Certain Definitions. As used in this Agreement:

      (a) "Additional Adjustment Rights" has the meaning set forth in Section 2.3 of the Securities Purchase Agreement.

      (b) "Affiliate" means, with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common control with, such other Person. For purposes of this definition, "control" when used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; the terms "controlling" and "controlled" have meanings correlative to the foregoing. Notwithstanding the above, unless expressly provided to the contrary herein, the term Affiliate shall exclude officers, directors and any employee benefit plan or pension plan of a Person.

      (c) "Beneficial ownership" or "beneficial owner" has the meaning provided in Rule 13d-3 promulgated under the Exchange
Act. References to ownership of Voting Securities hereunder mean beneficial ownership.

      (d)   "Business  Agreement"  means  that  certain  Business
Agreement dated the date hereof between Intel Corporation and Micron.

      (e) "Change in Control of Micron" shall mean a merger, consolidation or other business combination or the sale of all or substantially all of the assets of Micron (other than a transaction pursuant to which the holders of the voting stock of Micron outstanding immediately prior to such transaction have the entitlement to exercise, directly or indirectly, fifty percent (50%) or more of the Total Voting Power of the continuing, surviving entity or transferee immediately after such transaction).

     (f) "Common Stock" has the meaning set forth in paragraph A of the Recitals hereto.

      (g) "Demand Registration Statement" has the meaning set forth in Section 4.1(a).

      (h)   "Demand Request" has the meaning set forth in Section
4.1(a).

      (i) "Demand/Tranche Managing Underwriters" has the meaning set forth in Section 4.4(c).

      (j) "Demand/Tranche Market Cut-Back" has the meaning set forth in Section 4.4(d).

      (k)   "Exchange Act" means the Securities Exchange  Act  of
1934, as amended.

      (l)  "Group" or "group" shall have the meaning provided  in
Section 13(d)(3) of the Exchange Act and the rules and regulations promulgated thereunder, but shall exclude any institutional underwriter purchasing Voting Securities of Micron in connection with an underwritten registered offering for purposes of a distribution of such securities.

      (m) "Hedging Transactions" means engaging in short sales and the purchase and sale of puts and calls and other derivative securities, so long as Intel Capital retains beneficial ownership of the Shares.

      (n)   "Indemnified  Party" has the  meaning  set  forth  in
Section 4.6(c).

      (o)   "Indemnifying  Party" has the meaning  set  forth  in
Section 4.6(c).

     (p) "Intel Capital Public Offering Lock-up" has the meaning set forth in Section 4.9(a).

      (q)   "Issuance Date" has the meaning set forth in  Section
4.10(b).

      (r) "Micron Public Offering Lock-up" has the meanings specified in Section 4.9(b).

     (s)  "Parent" has the meaning set forth in Section 3.1(b).

       (t)    "Person"   shall   mean  any  person,   individual,
corporation, partnership, trust or other nongovernmental entity or any governmental agency, court, authority or other body
(whether foreign, federal, state, local or otherwise).

      (u) "Piggyback Market Cut-Back" has the meaning set forth in Section 4.3(c).

      (v) "Piggyback Registrable Securities" has the meaning set forth in Section 4.3(a).

      (w) "Piggyback Registration Statement" has the meaning set forth in Section 4.3(a).

      (x)   "Piggyback  Request" has the  meaning  set  forth  in
Section 4.3(a).

      (y) "Piggyback Underwriting Agreement" has the meaning set forth in Section 4.3(b).

      (z) "Qualified Subsidiary" shall mean a corporation or other Person, at least 90% of the outstanding Voting Securities of which are owned, directly or indirectly, by Parent.

      (aa) "Register," "registered" and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such registration statement.

      (bb) "Registrable Securities" means (i) (1) all the shares of Common Stock of Micron issued or issuable upon conversion, exchange or exercise of the Rights or any Additional Adjustment Rights (as defined in the Securities Purchase Agreement), and (2) any shares of Common Stock of Micron issued as (or issuable upon the conversion, exchange or exercise of any warrant, right or other security which is issued as) a dividend or other
distribution  with  respect  to,  or  in  exchange  for   or   in
replacement of, any such securities described in clause (1) of this subsection (bb). Notwithstanding the foregoing, Registrable Securities shall exclude any Registrable Securities sold by a Person in a transaction in which rights under Section 4 hereof are not assigned in accordance with this Agreement or any Registrable Securities sold in a public offering, whether sold pursuant to Rule 144 promulgated under the Securities Act, in a registered offering, or otherwise.

      (cc)  "Registration Expenses" has the meaning set forth  in
Section 4.5(a).

      (dd)  "Restricted Securities" has the meaning set forth  in
Section 3.2(a).

      (ee) "Rights" has the meaning set forth in paragraph A of the recitals hereto.

      (ff) "SEC" means the Securities and Exchange Commission or any other federal agency at the time administering the Securities
Act.

      (gg) "Securities Act" means the Securities Act of 1933, as amended.

      (hh) "Securities Purchase Agreement" has the meaning set forth in paragraph A of the recitals hereto.

      (ii) "Shares" means the shares of Common Stock of Micron issued or issuable upon exercise, exchange or conversion of the Rights or Additional Adjustment Rights pursuant to the Securities
Purchase Agreement and the Business Agreement.

      (jj) "Shelf Registrable Securities" has the meaning set forth in Section 4.2(a).

      (kk) "Shelf Registration Statement" has the meaning set forth in Section 4.2(a).

      (ll)  "Shelf Request" has the meaning set forth in  Section
4.2(a).

      (mm) "Stock Rights Agreement" has the meaning set forth in paragraph A of the recitals hereto.

      (nn)  "Suspension Condition" has the meaning set  forth  in
Section 4.4(f).

      (oo) "Tranche Registrable Securities" has the meaning set forth in Section 4.2(b).

      (pp) "Tranche Request" has the meaning set forth in Section
4.2(b).

     (qq) "Transaction Related Securities" means (i) Shares, (ii) the Rights, (iii) the Additional Adjustment Rights, and (iv) shares of Common Stock and other securities of Micron issued as (or issuable upon conversion, exchange or exercise of any warrant, right or other security as) a dividend or other distribution with respect to or in exchange for or in replacement of, or upon conversion, exchange or exercise of any such securities.

      (rr) "Voting Power" or "Total Voting Power" of Micron (or any other corporation) refer to the votes or total number of votes which at the time of calculation may be cast in the election of directors of Micron (or such corporation) at any meeting of stockholders of Micron (or such corporation) if all securities entitled to vote in the election of directors of Micron (or such corporation) were present and voted at such meeting; provided that for purposes of references herein made to any Person's "Voting Power" or percentage beneficial ownership of "Total Voting Power," any rights (other than rights referred to in any rights plan of Micron (or any such other corporation) or a successor to such rights plan so long as such rights can only be transferred together with the Voting Securities to which they attach) of such Person to acquire Voting Securities (whether or not the exercise, exchange or conversion of any such right shall be conditioned upon the passage of time or any other contingency) shall be deemed to have been exercised, exchanged or converted in full.

     (ss) "Voting Securities" means (i) all securities of Micron, entitled in the ordinary course, to vote in the election of directors of Micron and (ii) for the purposes of this Agreement only, all securities of Micron, directly or indirectly, convertible into or exchangeable or exercisable for shares of Common Stock (including the Rights and any Additional Adjustment Rights), the Voting Power of which shall be deemed equal to the number of shares of Common Stock, directly or indirectly, issuable upon the conversion, exchange or exercise of such securities. Voting Securities shall not include stockholder rights or other comparable securities having Voting Power only upon the happening of a trigger event or comparable contingency and which can only be transferred together with the Voting Securities to which they attach. References herein to meetings of holders of Voting Securities shall include meetings of any class or type thereof.

      (tt)  "180-Day  Limitation" has the meaning  set  forth  in
Section 4.4(a).

     All capitalized terms used and not defined herein shall have the respective meanings assigned to such terms in the Securities
Purchase Agreement.

                            SECTION 2
                STANDSTILL AND RELATED COVENANTS

      2.1 Intel Capital Ownership of Micron Securities. On the date hereof, and without giving effect to the transactions contemplated by the Securities Purchase Agreement, neither Intel Capital nor any Affiliate of Intel Capital beneficially owns any Voting Securities of Micron, other than Voting Securities held in equity index funds or by employee benefit plans or pension plans.

     2.2  Standstill Provisions.

       (a) Intel Capital shall not acquire, directly or indirectly, and shall not cause or permit any Affiliate of Intel Capital to acquire, directly or indirectly (through market purchases or otherwise), record or beneficial ownership of any Voting Securities of Micron representing, when taken together with all securities owned by such Persons, in excess of a percentage greater than nineteen and ninety nine hundredths (19.99%) (the "Standstill Percentage") of the Total Voting Power of Micron without the prior written consent or approval of Micron's Board of Directors; provided, however, that the prior written consent or approval of the Board of Directors of Micron shall not be required for the acquisition of any Voting Securities of Micron pursuant to the conversion, exchange or exercise of any of the Rights or any of the Additional Adjustment Rights or resulting from a stock split, stock dividend or similar recapitalization by Micron or resulting from any issuance to Intel Capital of Common Stock or other securities of Micron pursuant to the terms and conditions of the Business Agreement. Nothing contained in this Section 2.2 shall adversely affect any right of Intel Capital to acquire record or beneficial ownership of Voting Securities of Micron pursuant to any rights plan instituted by Micron. Ownership of Voting Securities by employee benefit plans or pension plans shall not be beneficial ownership by Intel Capital for purposes of this Section 2.2.

     (b) Intel Capital and its Affiliates will not be obliged to dispose of any Voting Securities to the extent that the aggregate percentage of the Total Voting Power of Micron represented by Voting Securities beneficially owned by Intel Capital and its Affiliates or which Intel Capital and its Affiliates has a right to acquire is increased beyond the Standstill Percentage (i) as a result of a recapitalization of Micron or a repurchase or exchange of securities by Micron or its Affiliates; (ii) as a result of any issuance to Intel Capital of Common Stock or other securities of Micron pursuant to the terms and conditions of the Business Agreement; (iii) as a result of an equity index transaction, provided that Intel Capital and its Affiliates shall not vote such shares; (iv) by way of stock dividends or other distributions or rights or offerings made available to holders of shares of Voting Securities generally; or (v) with the prior written consent or approval of Micron's Board of Directors.

      2.3 Voting Trust. Intel Capital shall not, and shall not cause or permit any Affiliate of Intel Capital to, deposit any Voting Securities of Micron in a voting trust or, except as otherwise provided herein, subject any Voting Securities of Micron to any arrangement or agreement with respect to the voting of such Voting Securities of Micron.

      2.4 Solicitation of Proxies. Without the prior written consent or approval of Micron's Board of Directors, Intel Capital shall not, and shall not cause or permit any Affiliate of Intel Capital to, directly or indirectly (i) initiate, propose or otherwise solicit Micron stockholders for the approval of one or more stockholder proposals with respect to Micron or induce or attempt to induce any other Person to initiate any stockholder proposal, (ii) make, or in any way participate in, any "solicitation" of "proxies" (as such terms are defined or used in Rule 14a-1 under the Exchange Act) with respect to any Voting Securities of Micron, or become a "participant" in any "election contest" (as such terms are used in the proxy rules of the SEC), with respect to Micron or (iii) call or seek to have called any meeting of the holders of Voting Securities of Micron.

      2.5 Acts in Concert with Others. Except as contemplated herein, Intel Capital shall not, and shall not cause or permit any Affiliate of Intel Capital to, participate in the formation of any Person which owns or seeks to acquire beneficial ownership of, or otherwise acts in concert in respect of the voting or disposition of, Voting Securities of Micron. Without limiting the generality of the foregoing, and except as contemplated herein, Intel Capital shall not, and shall not cause or permit any Affiliate of Intel Capital to: (i) join a partnership, limited partnership, syndicate or other group, or otherwise act in concert with any third person, for the purpose of acquiring, holding, or disposing of Voting Securities of Micron; (ii) seek election to or seek to place a representative on the Board of Directors of Micron; (iii) seek the removal of any member of the Board of Directors of Micron; (iv) otherwise seek control of the management, Board of Directors or policies of Micron; (v)
solicit, propose or seek to effect any form of business combination transaction with Micron or any Affiliate thereof, or any restructuring, recapitalization or similar transaction with respect to Micron or any Affiliate thereof; (vi) solicit, make or propose or announce an intent to make, any tender offer or exchange offer for any Voting Securities of Micron; (vii) disclose an intent, purpose, plan or proposal with respect to Micron or any Voting Securities of Micron inconsistent with the provisions of this Agreement, including an intent, purpose, plan or proposal that is conditioned on or would require Micron to waive the benefit of or amend any provision of this Agreement; or
(vii) assist, participate in, or solicit any effort or attempt by any Person to do or seek to do any of the foregoing. Intel Capital shall not, and shall not cause or permit any Affiliate of Intel Capital to, make any recommendation or proposal to any Person to engage in any of the actions covered by Section 2.4 hereof and this Section 2.5.

      2.6 Termination. The provisions of this Section 2 shall terminate upon the earlier to occur of: (i) such time as Intel Capital (together with all Affiliates of Intel Capital) beneficially owns in the aggregate Voting Securities of Micron representing less than three percent (3%) of the Total Voting Power of Micron, or (ii) the closing or other completion of a Change in Control of Micron.

                            SECTION 3
                   RESTRICTIONS ON TRANSFER OF
           SECURITIES; COMPLIANCE WITH SECURITIES LAWS

      3.1 Restrictions on Transfer of Voting Securities of Micron. Intel Capital shall not, and shall not cause or permit any Affiliate of Intel Capital to, directly or indirectly, offer to sell, contract to sell, make any short sale of, or otherwise sell, dispose of, loan, gift, pledge or grant any options or rights with respect to, any Transaction Related Securities of Micron, now or hereafter acquired, or with respect to which Intel Capital (or any Affiliate of Intel Capital) has or hereafter acquires the power of disposition (or enter into any agreement or understanding with respect to the foregoing), except as set forth in the following clauses (a) through (g):

      (a) to Micron, or any Person or group approved in writing in advance by Micron's Board of Directors;

      (b) to any Qualified Subsidiary or Intel Corporation, a Delaware corporation ("Parent"), so long as such subsidiary or Parent agrees in writing (in form reasonably acceptable to counsel for Micron) to hold such Voting Securities of Micron subject to all the provisions of this Agreement, and also agrees to transfer such Voting Securities of Micron to Intel Capital or another Qualified Subsidiary of Parent or to Parent if it ceases to be a Qualified Subsidiary of Parent;

      (c) pursuant to a public offering of Voting Securities of Micron registered under the Securities Act; provided, however, that such offering is structured to distribute such securities in accordance with procedures reasonably designed to ensure that beneficial ownership of the Voting Securities of Micron with aggregate Voting Power of more than five percent (5%) of the Total Voting Power of Micron then in effect shall not be transferred during such distribution to any single Person or group, unless such Person or group is an institutional investor that acquires such Voting Securities solely for investment;

      (d) through a sale of Voting Securities of Micron pursuant to Rule 144 under the Securities Act; provided, however, that any such sale (i) complies with the manner of sale provisions under paragraph (f) of Rule 144 or (ii) is of securities with Voting Power aggregating less than five percent (5%) of the Total Voting Power of Micron and is not made knowingly directly or indirectly to: (A) any Person or group which has theretofore filed a
Schedule 13D with the SEC with respect to any class of "equity security" (as defined in Rule 13a11-1 under the Exchange Act) of Micron and which, at the time of such sale, continues to reflect beneficial ownership in excess of five percent (5%) of the Total Voting Power of Micron, unless such Person or group is an institutional investor that acquires such Voting Securities solely for investment; (B) any Person or group known to Intel Capital (without inquiry or investigation) to beneficially own in excess of five percent (5%) of any Voting Securities of Micron or to be accumulating stock on behalf of or acting in concert with any such Person or group or a Person or group contemplated by clause (A) above, unless such Person or group is an institutional investor that acquires such Voting Securities solely for investment; or (C) any Person or group that has announced or commenced an unsolicited offer for any Voting Securities of Micron or publicly initiated, proposed or otherwise solicited Micron stockholders for the approval of one or more stockholder proposals with respect to Micron or publicly made, or in any way participated in, any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A under the Exchange Act) with respect to any Voting Securities of Micron, or become a "participant" in any "election contest" (as such terms are used in the proxy rules of the SEC);

      (e) pursuant to any private sale of Voting Securities of Micron exempt from the registration requirements under the Securities Act, provided that no such sale may be made to any Person or group which, after giving effect to such sale, will beneficially own or have the right to acquire Voting Securities of Micron with aggregate Voting Power of more than five percent (5%) of the Total Voting Power of Micron unless such Person or group is an institutional investor that acquires such Voting Securities solely for investment, in which case the total number of Voting Securities that may be sold to such Person or group shall be limited so that such Person or group shall not own or have the right to acquire more than ten percent (10%) of the Total Voting Power of Micron after giving effect to the proposed sale; and, provided, further, that, if such securities are "restricted securities" as defined in Rule 144, any such purchaser (and any transferee of such purchaser) shall agree to take and hold such securities subject to the provisions and upon the conditions specified in this Section 3, and it will be a condition precedent to the effectiveness of any such transfer that Intel Capital shall have delivered to Micron a written agreement of such purchaser to that effect in form and substance reasonably satisfactory to Micron (which may contain a representation by such purchaser as to the beneficial ownership of Voting Securities of Micron, which may be relied upon by Intel Capital (absent actual knowledge to the contrary) for purposes of compliance with the applicable requirements of this Section 3.1(e));

      (f) in response to an offer to purchase or exchange for cash or other consideration any Voting Securities, in any case which is not opposed by the Board of Directors of Micron within the time such Board is required, pursuant to regulations under the Exchange Act, to advise the stockholders of Micron of such
Board's position with respect to such offer, or, if no such regulations are applicable, within ten (10) business days of the commencement of such offer, or pursuant to a merger, consolidation or other business combination involving Micron approved by the Board of Directors of Micron; or

      (g) subject to Micron's prior consent (which shall not be unreasonably withheld), pursuant to bona fide pledges of such Voting Securities to institutional lenders (provided that the number of such lenders to which, or for the benefit of which, such pledges may be made, shall not exceed twenty (20) in the aggregate), to secure a loan, guarantee, letter of credit facility or other indebtedness or financial support; provided that each such lender to which, or for the benefit of which, such pledge is made agrees in writing to hold such Voting Securities subject to all provisions of this Agreement, including the limitations on any sale or other disposition of such Voting Securities.

       Subject to Section 4.10 of the Securities Purchase Agreement, nothing in this Section 3.1 shall be construed to prohibit Hedging Transactions with respect to securities of Micron provided that such transactions do not result in non-compliance with the foregoing restrictions insofar such provisions relate to, and are limited in their application to, the Transaction Related Securities.

     3.2  Restrictive Legends.

      (a) The certificate or certificates representing the (i) the Shares, (ii) the Rights, including any Additional Adjustment Rights, and (iii) any securities issued in respect of the foregoing as a result of any stock split, stock dividend, recapitalization, reclassification or similar transaction (collectively, the "Restricted Securities") shall be stamped or otherwise imprinted with a legend substantially in the following form (in addition to any legend required under applicable state securities laws):

     THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER AS TO THE AVAILABILITY OF AN EXEMPTION FROM REGISTRATION.

      (b)   The  certificate  or  certificates  representing  the
Restricted   Securities  also  shall  be  stamped  or   otherwise
imprinted with a legend substantially in the following form:

     THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER, INCLUDING ANY SALE, PLEDGE OR OTHER HYPOTHECATION, SET FORTH IN AN AGREEMENT BETWEEN THE ISSUER AND INTEL CAPITAL CORPORATION, A COPY OF WHICH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE COMPANY AT ITS PRINCIPAL EXECUTIVE OFFICES.

     (c) The certificate or certificates representing the Rights and any Additional Adjustment Rights also shall be stamped or otherwise imprinted with a legend substantially in the following form:

     THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO PROVISIONS OF THE STOCK RIGHTS AGREEMENT WHICH CONTAINS CERTAIN RESTRICTIONS ON TRANSFER AND OTHER RIGHTS AND OBLIGATIONS. COPIES OF THE STOCK RIGHTS AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE COMPANY AT ITS PRINCIPAL EXECUTIVE OFFICES.

     3.3  Procedures for Certain Transfers.

      (a)  The holder of each certificate representing Restricted
Securities, by acceptance thereof, agrees to comply in all respects with the provisions of this Section 3.

      (b) Prior to any proposed transfer of any Restricted Securities pursuant to Sections 3.1(a), (b), (e) and (g) hereof, Intel Capital shall give written notice to Micron of its intention to effect such transfer. Each such notice shall describe the manner and circumstances of the proposed transfer in sufficient detail, and shall be accompanied by either: (i) a written opinion of legal counsel (including in house counsel), who shall be reasonably satisfactory to Micron, addressed to Micron and reasonably satisfactory in form and substance to Micron's counsel, to the effect that the proposed transfer of the Restricted Securities may be effected without registration under the Securities Act; or (ii) a "no action" letter from the SEC and a copy of any request by Intel Capital (together with all supplements or amendments thereto), which shall have been provided to Micron at or prior to the time of first delivery to the SEC's staff, to the effect that the transfer of such securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto, whereupon Micron shall be entitled to transfer such Restricted Securities in accordance with the terms of the notice delivered by Intel Capital to Micron.

      (c) In connection with any proposed transfer of Restricted Securities pursuant to Section 3.1(d) hereof, Intel Capital shall comply with all applicable requirements of Rule 144 under the Securities Act and the reasonable requirements of Micron's transfer agent with respect to sales of Restricted Securities pursuant to Rule 144.

      (d) Each certificate evidencing the Restricted Securities transferred as herein provided (other than a transfer pursuant to
Section 3.1(c)) shall bear the appropriate restrictive legend set forth in Section 3.3(a) above, except that such certificate shall not bear such restrictive legend if: (i) in the opinion of counsel for Micron, such legend is not required in order to establish compliance with any provisions of the Securities Act;
(ii)  the Restricted Securities have been held by the holder  for more than two years, and the holder represents to counsel for Micron that it has not been an "affiliate" (as such term is defined for purposes of Rule 144) of Micron during the three-month period prior to the sale and shall not become an affiliate (as such term is defined for purposes of Rule 144) of Micron without resubmitting the Restricted Securities for reimposition of the legend; (iii) the Restricted Securities have been sold pursuant to Rule 144 and in compliance with Section 3.1(d). In addition, each certificate evidencing the Restricted Securities transferred pursuant to this Section 3 (other than transfers pursuant to Sections 3.1(c) and 3.1(d)) hereof shall bear the legend set forth in Section 3.2(b) above.

     3.4 Covenant Regarding Exchange Act Filings. With a view to making available to Intel Capital the benefits of Rule 144 promulgated under the Securities Act, and any other rules or regulations of the SEC which may at any time permit Intel Capital to sell any Restricted Securities without registration, until the date of termination of this Agreement, Micron agrees to use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required to be filed under the Exchange Act.

      3.5 Termination. The provisions of this Section 3 (other than Sections 3.2 and 3.3) shall terminate upon the later to occur of: (i) the fifth anniversary date of this Agreement and
(ii) such time as Intel Capital (together with all Affiliates of Intel Capital) beneficially owns in the aggregate Voting Securities of Micron representing less than five percent (5%) of the Total Voting Power of Micron or upon the closing or other completion of a Change in Control of Micron.

                            SECTION 4
                       REGISTRATION RIGHTS

     4.1  Demand Registration.

      (a) If at any time after ninety (90) days after the date hereof, Micron shall receive from Intel Capital a written request (a "Demand Request") that Micron register on Form S-3 under the Securities Act (or if such form is not available, any registration statement form then available to Micron) Registrable Securities equal to at least the lesser of two percent (2%) of the Voting Securities outstanding on the date of such Demand Request and securities having an aggregate market value of $100 million or more on such date, then Micron shall use commercially reasonable efforts to cause the Registrable Securities specified in such Demand Request (the "Demand Registrable Securities") to be registered as soon as reasonably practicable so as to permit the offering and sale thereof and, in connection therewith, shall prepare and file with the SEC as soon as practicable after receipt of such Demand Request, a registration statement (a "Demand Registration Statement") to effect such registration, and to obtain any desired acceleration of the effective date of such Demand Registration Statement; provided, however, that each such Demand Request shall: (i) specify the number of Demand Registrable Securities intended to be offered and sold by Intel Capital pursuant thereto (which number of Demand Registrable Securities shall not be less than the lesser of two percent (2%) of the Voting Securities outstanding on the date of such Demand Request and securities having an aggregate market value in excess of $100 million on such date); (ii) express the present intention of Intel Capital to offer or cause the offering of such Demand Registrable Securities pursuant to such Demand Registration Statement, (iii) describe the nature or method of distribution of such Demand Registrable Securities pursuant to such Demand Registration Statement (including, in particular, whether Intel Capital plans to effect such distribution by means of an underwritten offering or other method); and (iv) contain the undertaking of Intel Capital to provide all such information and materials and take all such actions as may be required in order to permit Micron to comply with all applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC thereunder.

      (b) The procedures to be followed by Micron and Intel Capital, and the respective rights and obligations of Micron and Intel Capital, with respect to the preparation, filing and effectiveness of Demand Registration Statements and the distribution of Demand Registrable Securities pursuant to Demand Registration Statements under this Section 4.1 are set forth in
Section 4.4 hereof.

     4.2  Shelf Registration.

      (a) If at any time after ninety (90) days after the date hereof, Micron shall receive from Intel Capital a written request (a "Shelf Request") that Micron register pursuant to Rule 415(a)(1)(i) under the Securities Act (or any successor rule with similar effect) a delayed offering of all Registrable Securities held by Intel Capital, then Micron shall use commercially reasonable efforts to cause the Registrable Securities specified in such Shelf Request (the "Shelf Registrable Securities") to be registered as soon as reasonably practicable so as to permit the sale thereof and, in connection therewith, shall (i) prepare and file with the SEC as soon as practicable after receipt of such Shelf Request, a shelf registration statement on Form S-3 relating to such Shelf Registrable Securities, if such Form S-3 is available for use by Micron (or any successor form of registration statement to such Form S-3), to effect such registration (a "Shelf Registration Statement"), to enable the distribution of such Shelf Registrable Securities, and to obtain any desired acceleration of the effective date of such Shelf
Registration Statement; provided, however, that each such Shelf Request shall: (i) express the intention of Intel Capital to offer or cause the offering of such Shelf Registrable Securities pursuant to such Shelf Registration Statement on a delayed basis in the future; (ii) describe the nature or method of the proposed offer and sale of such Shelf Registrable Securities pursuant to such Shelf Registration Statement (including, in particular, whether Intel Capital plans to effect such distribution by means of an underwritten offering or other method); and (iii) contain the undertaking of Intel Capital to provide all such information and materials and take all such actions as may be required in order to permit Micron to comply with all applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC thereunder. Intel Capital shall not be entitled to make more than one Shelf Request during any three hundred sixty-five (365) day period.

      (b) It is expressly agreed by the parties that the sole purpose of Micron filing and maintaining an effective a Shelf Registration Statement for the delayed offering of Shelf Registrable Securities by Intel Capital is to make the process of distributing Registrable Securities by Intel Capital more convenient for both parties by reducing or eliminating the need to file a new Demand Registration Statement each time that Intel Capital decides to sell Registrable Securities. After a Shelf Registration Statement has been declared effective under the Securities Act by the SEC, then, upon the written request of Intel Capital (a "Tranche Request"), Micron shall prepare such amendments to such Shelf Registration Statement (including post-effective amendments), if any, and such amendments or supplements to the prospectus relating to the Registrable Securities to be offered thereunder pursuant to such Tranche Request (the "Tranche Registrable Securities"), as is necessary to facilitate the distribution of such Tranche Registrable Securities pursuant to such Tranche Request; provided, however, that such Tranche Request shall: (i) specify the number of Tranche Registrable Securities intended to be offered and sold by Intel Capital pursuant thereto (which number of Tranche Registrable Securities shall not be less than the lesser of two percent (2%) of the Voting Securities outstanding on the date of such Tranche Request and securities having an aggregate market value in excess of $100 million on such date); (ii) express the present intention of Intel Capital to offer or cause the offering of such Tranche Registrable Securities pursuant to the Shelf Registration Statement, (iii) describe the nature or method of distribution of such Tranche Registrable Securities pursuant to the Shelf Registration Statement (including, in particular, whether Intel Capital plans to effect such distribution by means of an underwritten offering or other method); and (iv) contain the undertaking of Intel Capital to provide all such information and materials and take all such actions as may be required in order to permit Micron to comply with all applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC thereunder.

      (c) The procedures to be followed by Micron and Intel Capital, and the respective rights and obligations of Micron and Intel Capital, with respect to the preparation, filing and effectiveness of Shelf Registration Statements and the distribution of Tranche Registrable Securities pursuant to Shelf Registration Statements under this Section 4.2 are set forth in
Section 4.4 hereof.

     4.3  Piggyback Registration.

      (a) If at any time after ninety (90) days after the date hereof, Micron shall determine to register any of its equity or equity-linked securities (other than registration statements relating to (i) employee, consultant or distributor compensation or incentive arrangements (including employee benefit plans),
(ii) acquisitions or any transaction or transactions under Rule 145 under the Securities Act (or any successor rule with similar effect), (iii) distributions by principal stockholders, their Affiliates or transferees (unless consented to by such principal stockholders, Affiliates or transferees), or (iv) pursuant to Rule 415 under the Securities Act), then Micron will promptly give Intel Capital written notice thereof and include in such Micron-initiated, non-shelf, registration statement (a "Piggyback Registration Statement"), and in any underwriting involved therein, all Registrable Securities (the "Piggyback Registrable Securities") specified in a written request made by Intel Capital (a "Piggyback Request") within five (5) business days after receipt of such written notice from Micron; provided, however, that nothing in this Section 4.3(a), or any other provision of this Agreement, shall be construed to limit the absolute right of Micron, for any reason and in its sole discretion: (i) to delay, suspend or terminate the filing of any Piggyback Registration Statement; (ii) to delay the effectiveness of any Piggyback Registration Statement; (iii) to terminate or reduce the number of Piggyback Registrable Securities to be distributed pursuant to any Piggyback Registration Statement (including, without limitation, pursuant to Section 4.3(c) hereof); or (iv) to withdraw such Piggyback Registration Statement.

     (b) If the Piggyback Registration Statement of which Micron gives notice is for an underwritten offering, Micron shall so advise Intel Capital as a part of the written notice given pursuant to Section 4.3(a). In such event, the right of Intel Capital to registration pursuant to this Section 4.3 shall be conditioned upon the agreement of Intel Capital to participate in such underwriting and in the inclusion of such Piggyback Registrable Securities in the underwriting to the extent provided herein. Intel Capital shall (together with Micron and any other holders distributing securities in such Piggyback Registration Statement, if any) enter into an underwriting agreement (the "Piggyback Underwriting Agreement") in customary form with the underwriter or underwriters selected for such underwriting by Micron.

      (c) Notwithstanding any other provision of this Agreement, if the managing underwriters of any underwritten offering pursuant to a Piggyback Request determine, in their sole discretion that, after including all the shares to be offered by Micron and all the shares of any other Persons entitled to registration rights with respect to such Piggyback Registration Statement (pursuant to other agreements with Micron), marketing factors require a limitation of the number of Piggyback Registrable Securities to be underwritten, the managing underwriters of such offering may exclude any and all of the Piggyback Registrable Securities, provided that such cut-back is made pro rata with respect to any other securities proposed to be included in such registration statement pursuant to "piggy-back" registration rights (a "Piggyback Market Cut-Back"). If Intel Capital disapproves of the terms of any such underwriting, it may elect to withdraw therefrom by written notice to Micron and the managing underwriters. Any Piggyback Registrable Securities excluded or withdrawn from such underwriting shall be withdrawn from such Piggyback Registration Statement.

      (d)   Except  to the extent specifically provided  in  this
Section 4.3 hereof, the procedures to be followed by Micron and Intel Capital, and the respective rights and obligations of Micron and Intel Capital, with respect to the distribution of any Piggyback Registrable Securities by Intel Capital pursuant to any Piggyback Registration Statement filed by Micron shall be as set forth in the Piggyback Underwriting Agreement, or any other agreement or agreements governing the distribution of such Piggyback Registrable Securities pursuant to such Piggyback Registration Statement.

      4.4 Demand and Shelf Registration Procedures, Rights and Obligations. The procedures to be followed by Micron and Intel Capital, and the respective rights and obligations of Micron and Intel Capital, with respect to the preparation, filing and effectiveness of Demand Registration Statements and Shelf Registration Statements, respectively, and the distribution of Demand Registrable Securities and Tranche Registrable Securities, respectively, pursuant thereto, are as follows:

      (a) Intel Capital shall not be entitled to make more than one Demand Request or Tranche Request during any one hundred eighty (180) day period (the "180-Day Limitation"); provided, however, that (i) any Demand Request that: (A) does not result in the corresponding Demand Registration Statement being declared effective by the SEC; (B) is withdrawn by Intel Capital following the imposition of a stop order by the SEC with respect to the corresponding Demand Registration Statement; (C) is withdrawn by Intel Capital as a result of the exercise by Micron of its suspension rights pursuant to Sections 4.4(e) or (f) hereof; or
(D) is withdrawn by Intel Capital as a result of a Demand/Tranche Market Cut-Back (as defined in Section 4.4(d) hereof); and (ii) any Tranche Request that: (A) is withdrawn by Intel Capital following the imposition of a stop order by the SEC with respect to the corresponding Shelf Registration Statement; (B) is withdrawn by Intel Capital as a result of the exercise by Micron of its suspension rights pursuant to Sections 4.4(e) or (f) hereof; or (C) is withdrawn by Intel Capital as a result of a Demand/Tranche Market Cut-Back, shall not count for the purposes of determining compliance with the 180-Day Limitation. Any Demand Request or Tranche Request that is withdrawn by Intel Capital for any reason other than as set forth in the previous sentence shall count for purposes of determining compliance with the 180-Day Limitation. Piggyback Requests shall not count for purposes of determining compliance with the 180-Day Limitation regardless of whether a Piggyback Registration Statement is filed, declared effective or withdrawn or whether any distribution of Piggyback Registrable Securities is effected, terminated or cut back (pursuant to Section 4.3(c) hereof, or otherwise). Intel Capital shall not be entitled to offer or sell any securities pursuant to a Demand Registration Statement or Shelf Registration Statement unless and until, following a Demand Request or a Tranche Request, as applicable, Micron has made all required filings with the SEC with respect to the distribution of Registrable
Securities contemplated by such Demand Request or Tranche Request, as applicable, such filings have become effective and Micron has promptly notified Intel Capital of the foregoing and that no Suspension Condition then exists.

      (b) Micron shall use commercially reasonable efforts to cause each Demand Registration Statement and Shelf Registration Statement to be declared effective promptly and to keep such Demand Registration Statement and Shelf Registration Statement continuously effective until the earlier to occur of: (i) the sale or other disposition of the Registrable Securities so registered; (ii) (X) in the case of a firmly committed, underwritten offering, sixty (60) days after (A) if pursuant to a Demand Registration Statement, the effective date of any Demand Registration Statement or (B) if pursuant to a Tranche Request, the date of the final prospectus used to confirm sales in connection with the underwritten offering of Tranche Registrable Securities, and (Y) in the case of all other plans of distribution, (A) if pursuant to a Demand Registration Statement, fifteen (15) business days after the effective date of such Demand Registration Statement or (B) if pursuant to a Tranche Request, fifteen (15) business days after the earlier of the effectiveness of the amendment to the Shelf Registration Statement or the filing of the amendment or supplement to the prospectus included in such registration statement required to facilitate such distribution and the date of the notice required by the last sentence of Section 4.4(a) hereof if no such amendment or supplement is so required; and
(iii) the termination of Intel Capital's registration rights pursuant to Section 4.10 hereof. Micron shall prepare and file with the SEC such amendments and supplements to each Demand Registration Statement and Shelf Registration Statement and each prospectus used in connection therewith as may be necessary to make and to keep such Demand Registration Statement and Shelf Registration Statement effective and to comply with the provisions of the Securities Act with respect to the sale or other disposition of all Registrable Securities proposed to be distributed pursuant to such Demand Registration Statement and Shelf Registration Statement until the earlier to occur of (i) the sale or other disposition of the Registrable Securities so registered; (ii) (X) in the case of a firmly committed, underwritten offering, sixty (60) days after (A) if pursuant to a Demand Registration Statement, the effective date of any Demand Registration Statement or (B) if pursuant to a Tranche Request, the date of the final prospectus used to confirm sales in connection with the underwritten offering of Tranche Registrable Securities, and (Y) in the case of all other plans of distribution, (a) if pursuant to a Demand Registration Statement, fifteen (15) business days after the effective date of such Demand Registration Statement or (b) if pursuant to a Tranche Request, fifteen (15) business days after the earlier of the effectiveness of the amendment to the Shelf Registration Statement or the filing of the amendment or supplement to the prospectus included in such registration statement required to facilitate such distribution and the date of the notice required by the last sentence of Section 4.4(a) hereof if no such amendment or supplement is so required; and (iii) the termination of Intel Capital's registration rights pursuant to Section 4.10 hereof.

      (c) In connection with any underwritten offering pursuant to a Demand Registration Statement or a Shelf Registration Statement which Intel Capital has requested be underwritten, Micron, on the one hand, and Intel Capital, on the other hand, shall each select one investment banking firm to serve as co-manager of such offering. The co-manager selected by Micron shall be subject to the prior approval of Intel Capital, which approval shall not be unreasonably withheld, and the co-manager selected by Intel Capital shall be subject to the prior approval of Micron, which approval shall not be unreasonably withheld. Each of the co-managers so selected by Micron and Intel Capital are hereinafter collectively referred to as the "Demand/Tranche Managing Underwriters." The Demand/Tranche Underwriter selected by Intel Capital shall be the lead Demand/Tranche Managing Underwriter, whose responsibilities shall include running the "books" for any offering. Micron shall, together with Intel Capital, enter into an underwriting agreement with the Demand/Tranche Managing Underwriters, which agreement shall contain representations, warranties, indemnities and agreements then customarily included by an issuer in underwriting agreements with respect to secondary distributions under demand registration statements or shelf registration statements, as the case may be, and shall stipulate that the Demand/Tranche Managing Underwriters will receive equal commissions and fees and other remuneration in connection with the distribution of any Demand Registrable Securities or Tranche Registrable Securities thereunder.

      (d) Notwithstanding any other provision of this Agreement, in connection with any underwritten offering, the number of Demand Registrable Securities or Tranche Registrable Securities proposed to be distributed by Intel Capital pursuant to any
Demand Request or Tranche Request may be limited by the Demand/Tranche Managing Underwriters if such Demand/Tranche Managing Underwriters determine that the sale of such Demand Registrable Securities or Tranche Registrable Securities would significantly and adversely affect the market price of the Common Stock (a "Demand/Tranche Market Cut-Back"). If Intel Capital disapproves of the terms of any proposed underwritten offering under a Demand Registration Statement or a Shelf Registration Statement (including, without limitation, any reduction in the number of Demand Registrable Securities or Tranche Registrable Securities, as the case may be, to be sold by Intel Capital thereunder pursuant to this Section 4.4(d)), Intel Capital may elect to withdraw therefrom by written notice to Micron and the Demand/Tranche Managing Underwriters. Any Demand Registrable Securities excluded or withdrawn from such underwriting shall also be withdrawn from any applicable Demand Registration Statement.

     (e) Notwithstanding any other provisions of this Agreement, in the event that Micron receives a Demand Request, Shelf Request or Tranche Request at a time when Micron (i) shall have filed, or has a bona fide intention to promptly file, a registration statement with respect to a proposed public offering of equity or equity-linked securities or (ii) has commenced, or has a bona fide intention to promptly commence, a public offering of equity or equity-linked securities pursuant to an existing effective shelf or other registration statement, then Micron shall be entitled to suspend, for a period of up to ninety (90) days after the receipt by Micron of such Demand Request, Shelf Request or Tranche Request, the filing of any Demand Registration Statement or Shelf Registration Statement or the implementation of any Tranche Request.

      (f) Notwithstanding any other provision of this Agreement, in the event that Micron determines that: (i) non-public material information regarding Micron exists, the immediate disclosure of which would be significantly disadvantageous to Micron; (ii) the prospectus constituting a part of any Demand Registration Statement or Shelf Registration Statement covering the distribution of any Demand Registrable Securities or Tranche Securities contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; or
(iii) an offering of Demand Registrable Securities or Tranche Registrable Securities would materially interfere with any proposed material acquisition, disposition or other similar corporate transaction or event involving Micron (each of the events or conditions referred to in clauses (i), (ii) and (iii) of this sentence is hereinafter referred to as a "Suspension Condition"), then Micron shall have the right to suspend the filing or effectiveness of any Demand Registration Statement or Shelf Registration Statement or to suspend any distribution of Demand Registrable Securities or Tranche Registrable Securities pursuant to any effective Demand Registration Statement or Shelf Registration Statement for so long as such Suspension Condition exists. Micron will as promptly as practicable provide written notice to Intel Capital when a Suspension Condition arises and when it ceases to exist. Upon receipt of notice from Micron of the existence of any Suspension Condition, Intel Capital shall forthwith discontinue efforts to: (i) file or cause any Demand Registration Statement or Shelf Registration

Statement to be declared effective by the SEC (in the event that such Demand Registration Statement or Shelf Registration Statement has not been filed, or has been filed but not declared effective, at the time Intel Capital receives notice that a Suspension Condition has arisen); or (ii) offer or sell Demand Registrable Securities or Tranche Registrable Securities (in the event that such Demand Registration Statement or Shelf Registration Statement has been declared effective at the time Intel Capital receives notice that a Suspension Condition has arisen). In the event that Intel Capital had previously commenced or was about to commence the distribution of Demand Registrable Securities or Tranche Registrable Securities pursuant to a prospectus under an effective Demand Registration Statement or Shelf Registration Statement, then Micron shall, as promptly as practicable after the Suspension Condition ceases to exist, make available to Intel Capital (and to each underwriter, if any, participating in such distribution) an amendment or supplement to such prospectus. If so directed by Micron, Intel Capital shall deliver to Micron all copies, other than permanent file copies then in Intel Capital's possession, of the most recent prospectus covering such Demand Registrable Securities or Tranche Registrable Securities at the time of receipt of such notice.

      (g) Notwithstanding any other provision of this Agreement, Micron shall not be permitted to postpone (i) the filing or effectiveness of any Demand Registration Statement or Shelf Registration Statement or (ii) the distribution of any Demand Registrable Securities or Tranche Registrable Securities pursuant to an effective Demand Registration Statement or an effective Shelf Registration Statement pursuant to Sections 4.4(e), 4.4(f) or 4.9(a) hereof for an aggregate of more than one hundred thirty-five (135) days in any one hundred eighty day (180) day period (including any market standoff periods applicable to Intel Capital pursuant to Section 4.9(a) hereof).

      (h) Micron shall promptly notify Intel Capital of any stop order issued or, to Micron's knowledge, threatened to be issued by the SEC with respect to any Demand Registration Statement or Shelf Registration Statement as to which a Tranche Request is pending, and will use its best efforts to prevent the entry of such stop order or to remove it if entered at the earliest possible date.

      (i) Micron shall furnish to Intel Capital (and any underwriters in connection with any underwritten offering) such number of copies of any prospectus (including any preliminary prospectus and any amended or supplemented prospectus), in conformity with the requirements of the Securities Act, as Intel Capital (and such underwriters) shall reasonably request in order to effect the offering and sale of any Demand Registrable Securities or Tranche Registrable Securities to be offered and sold, but only while Micron shall be required under the provisions hereof to cause the Demand Registration Statement or Shelf Registration Statement pursuant to which such Demand Registrable Securities or Tranche Registrable Securities are intended to be distributed to remain current.

      (j) Micron shall use commercially reasonable efforts to register or qualify the Demand Registrable Securities and Tranche Registrable Securities covered by each Demand Registration Statement and Shelf Registration Statement, respectively, under the state securities or "blue sky" laws of such states as Intel Capital shall reasonably request, maintain any such registration or qualification current, until the earlier to occur of: (i) the sale or other disposition of the Registrable Securities so registered; (ii) (X) in the case of a firmly committed, underwritten offering, sixty (60) days after (A) if pursuant to a Demand Registration Statement, the effective date of any Demand Registration Statement or (B) if pursuant to a Tranche Request, the date of the final prospectus used to confirm sales in connection with the underwritten offering of Tranche Registrable Securities, and (Y) in the case of all other plans of distribution, (A) if pursuant to a Demand Registration Statement, thirty (30) business days after the effective date of such Demand Registration Statement or (B) if pursuant to a Tranche Request, thirty (30) business days after the earlier of the effectiveness of the amendment to the Shelf Registration Statement or the filing of the amendment or supplement to the prospectus included in such registration statement required to facilitate such distribution and the date of the notice required by the last sentence of Section 4.4(a) hereof if no such amendment or supplement is so required; and (iii) the termination of Intel Capital's registration rights pursuant to Section 4.10 hereof; provided, however, that Micron shall not be required to take any action that would subject it to the general jurisdiction of the courts of any jurisdiction in which it is not so subject or to qualify as a foreign corporation in any jurisdiction where Micron is not so qualified.

      (k) Micron shall furnish to Intel Capital and to each underwriter engaged in an underwritten offering of Demand Registrable Securities or Tranche Registrable Securities, a signed counterpart, addressed to Intel Capital or such underwriter, of (i) an opinion or opinions of counsel to Micron (with respect to Micron and securities law compliance by Micron) and (ii) a comfort letter or comfort letters from Micron's independent public accountants, each in customary form and covering such matters of the type customarily covered by opinions or comfort letters, as the case may be, as Intel Capital or the managing underwriters may reasonably request.

      (l) Micron shall use commercially reasonable efforts to make appropriate members of its management reasonably available for due diligence purposes, "road show" presentations and analyst presentations in connection with any distributions of Demand Registrable Securities or Tranche Registrable Securities pursuant to a Demand Registration Statement or a Shelf Registration Statement.

      (m) Micron shall use commercially reasonable efforts to cause all Demand Registrable Securities and Tranche Registrable
Securities to be listed on each securities exchange on which similar securities of Micron are then listed.

       (n) Micron shall make generally available to its securityholders, as soon as reasonably practicable, an earnings statement covering a period of twelve (12) months, beginning three months after the effective date of any Demand Registration Statement relating to the distribution of Demand Registrable Securities or the date of any final prospectus used to confirm sales in connection with any offering of Tranche Registrable Securities, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act.

      (o) Micron shall take all such other actions either reasonably necessary or desirable to permit the Registrable Securities held by Intel Capital to be registered and disposed of in accordance with the methods of disposition described herein.

     4.5  Expenses.

     (a) All of the out of pocket costs and expenses incurred by Micron in connection with any registration pursuant to Sections
4.1 and 4.2 (up to $100,000 in the case of a Demand Registration Statement, $75,000 in the case of a Shelf Registration Statement and $50,000 in the case of any amendments or supplements required in connection with a Tranche Request, plus, in all instances, the actual amount of any filing fees) shall (subject to Section 4.7) be borne by Intel Capital; provided that Intel Capital shall not be required to reimburse Micron for compensation of Micron's officers and employees, regular audit expenses, and normal corporate costs incurred in connection with such registration. The costs and expenses of any such registration shall include, without limitation, the reasonable fees and expenses of Micron's counsel and its accountants and all other out of pocket costs and expenses of Micron incident to the preparation, printing and filing of the registration statement and all amendments and supplements thereto and the cost of furnishing copies of each preliminary prospectus, each final prospectus and each amendment or supplement thereto to underwriters, dealers and other purchasers of the securities so registered, the costs and expenses incurred in connection with the qualification of such securities so registered under the securities or "blue sky" laws of various jurisdictions, the fees and expenses of Micron's transfer agent and all other costs and expenses of complying with the provisions of this Section 4 with respect to such registration (collectively, the "Registration Expenses").

      (b) Micron shall pay all Registration Expenses incurred by Micron in connection with any registration statements that are initiated pursuant to Section 4.3 of this Agreement, other than incremental filing fees associated with the inclusion of the
Registrable Securities in the registration statement. Intel Capital shall pay all expenses incurred on its behalf with respect to any registration pursuant to Section 4.3, including, without limitation, any counsel for Intel Capital and all underwriting discounts and selling commissions with respect to the Registrable Securities sold by it pursuant to such registration statement.

     4.6  Indemnification.

     (a)  In the case of any offering registered pursuant to this
Section 4, Micron hereby indemnifies and agrees to hold harmless Intel Capital (and its officers and directors), any underwriter (as defined in the Securities Act) of Registrable Securities offered by Intel Capital, and each Person, if any, who controls Intel Capital or any such underwriter within the meaning of
Section  15  of  the Securities Act against any  losses,  claims, damages or liabilities, joint or several, to which any such Persons may be subject, under the Securities Act or otherwise, and to reimburse any of such Persons for any legal or other expenses reasonably incurred by them in connection with investigating any claims or defending against any actions, insofar as such losses, claims, damages or liabilities arise out of or are based upon (a) any untrue statement or alleged untrue statement of a material fact contained in the registration statement under which such Registrable Securities were registered under the Securities Act pursuant to this Section 4, the prospectus contained therein (during the period that Micron is required to keep such prospectus current), or any amendment or supplement thereto, or the omission or alleged omission to state therein (if so used) a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading or
(b) any violation or alleged violation by Micron of the Securities Act, the Exchange Act, any
federal or state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any federal or state securities law in connection with the offering covered  by such registration statement, except insofar  as  such losses, claims, damages or liabilities arise out of or are (i) based upon any such untrue statement or omission or alleged untrue statement or omission made in reliance upon information furnished to Micron in writing by Intel Capital or any underwriter for Intel Capital specifically for use therein, or
(ii) made in any preliminary prospectus, and the prospectus contained in the registration statement as declared effective or in the form filed by Micron with the SEC pursuant to Rule 424 under the Securities Act shall have corrected such statement or omission and a copy of such prospectus shall not have been sent or otherwise delivered to such Person at of prior to the confirmation of such sale to such Person.

      (b) By requesting registration under this Section 4, Intel Capital agrees, if Registrable Securities held by Intel Capital are included in the securities as to which such registration is being effected, and each underwriter shall agree, in substantially the same manner and to substantially the same extent as set forth in the preceding paragraph, to indemnify and to hold harmless Micron (and its directors and officers) and each Person, if any, who controls Micron within the meaning of Section 15 of the Securities Act against any losses, claims, damages or liabilities, joint or several, to which any, of such Persons may be subject under the Securities Act or otherwise, and to reimburse any of such Persons for any legal or other expenses reasonably incurred by them in connection with investigating or defending against any such losses, claims, damages or liabilities, but only to the extent it arises out of or is based upon (a) an untrue statement or alleged untrue statement or omission or alleged omission of a material fact in any registration statement under which the Registrable Securities were registered under the Securities Act pursuant to this Section 4, any prospectus contained therein, or any amendment or supplement thereto, which was based upon and made in conformity with information furnished to Micron in writing by Intel Capital or any underwriter for Intel Capital expressly for use therein or
(b) any violation or alleged violation by Intel Capital of the Securities Act, the Exchange Act, any federal or state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any federal or state securities law in connection with the offering covered by such registration statement.

      (c)   Each  party  entitled to indemnification  under  this
Section 4.6 (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld), and the Indemnified Party may participate in such defense at its own expense, provided, that that an Indemnified Party shall have the right to retain its own counsel, with the fees and expenses to be paid by the Indemnifying Party, to the extent that representation of such Indemnified Party by the counsel retained by the Indemnifying Party would be inappropriate due to actual or potential conflict of interests between such Indemnified Party and any other party represented by such counsel in such
proceeding,  and  provided  further  that  the  failure  of   any
Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this
Section 4 unless such failure resulted in actual material detriment to the Indemnifying Party. No Indemnifying Party, (i) in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, which consent shall not be unreasonably withheld, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation, or (ii) shall be liable for amounts paid in any settlement if such settlement is effected without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld.

     (d) In order to provide for just and equitable contribution to joint liability under the Securities Act or the Exchange Act in any case in which either (i) any Person exercising rights under this Agreement, or any controlling person of any such Person, makes a claim for indemnification pursuant to this
Section 4 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 4 provides for indemnification in such case, or (ii) contribution under the Securities Act or the Exchange Act may be required on the part of any such selling Person or any such controlling Person in circumstances for which indemnification is provided under this
Section 4; then, and in each such case, Micron and such Person will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion so that such Person is responsible for the portion represented by the percentage that the public offering price of its Registrable Securities offered by and sold under the registration statement bears to the public offering price of all securities offered by and sold under such registration statement, and Micron and other selling Persons are responsible for the remaining portion; provided, however, that in any such case: (A) no such Person will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Person pursuant to such registration statement; and (B) no Person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person or entity who was not guilty of such fraudulent misrepresentation.

      4.7 Issuances by Micron or Other Holders. As to each registration or distribution referred to in Sections 4.1 and 4.2, additional shares of the Common Stock to be sold for the account of Micron or other holders may be included therein, provided that the inclusion of such securities in such registration or distribution may be conditioned or restricted if, in the opinion of the Demand/Tranche Managing Underwriters, marketing factors require a limitation of the number of shares to be underwritten. The Registration Expenses incurred by Micron, Intel Capital and any other holders participating in such registration or distribution shall be borne by Micron, Intel Capital and any other holders participating in such registration or distribution in proportion to the aggregate number of shares to be sold by Micron, Intel Capital and such other holders.

      4.8 Information by Intel Capital. Intel Capital shall furnish to Micron such information regarding Intel Capital in the distribution of Registrable Securities proposed by Intel Capital as Micron may reasonably request in writing and as shall be required in connection with any registration, qualification or compliance referred to in this Section 4.

     4.9  Market Standoff Agreements.

     (a) In connection with the public offering by Micron of any of its securities, Intel Capital agrees that, upon the request the underwriters managing any underwritten offering of Micron securities, Intel Capital shall agree in writing (the "Intel Capital Public Offering Lock Up") that neither Intel Capital (nor any Affiliate of Intel Capital) will, directly or indirectly, offer to sell, contract to sell, make any short sale of, or otherwise  sell,  dispose of, loan, gift,  pledge  or  grant  any options or rights with respect to, any securities of Micron (other than those included in such registration statement, if any) now or hereafter acquired by Intel Capital (or any Affiliate of Intel Capital) or with respect to which Intel Capital (or any Affiliate of Intel Capital) has or hereafter acquires the power of disposition without the prior written consent of Micron) and such underwriters for such period of time (not to exceed fourteen
(14) days prior to the date such offering is expected to commence and ninety (90) days after the date of the final prospectus delivered to the underwriters for use in confirming sales in such offering) as may be requested by Micron and the underwriters, except that Intel Capital and its Affiliates shall be permitted to enter into transactions that have the effect of maintaining or continuing pre existing Hedging Transaction positions by continuing, renewing or replacing any such positions on substantially equivalent terms; provided, however, that in no event shall Intel Capital (or any Affiliate of Intel Capital) be required to enter into such an agreement more than once during any twelve (12) month period. Intel Capital agrees that Micron may instruct its transfer agent to place stop transfer notations in its records to enforce the provisions of the Intel Capital Public Offering Lock Up contained in this Section 4.9(a).

      (b) In connection with any proposed public offering by Intel Capital of any Registrable Securities, Micron agrees that, upon the request of Intel Capital or the underwriters managing any underwritten offering of Intel Capital's securities, Micron shall agree in writing the ("Micron Public Offering Lock Up") that neither Micron (nor any Affiliate of Micron) will, directly or indirectly, offer to sell, contract to sell, make any short sale of, or otherwise sell, dispose of, loan, gift, pledge or grant any options or rights with respect to, any securities of Micron (other than those included in such registration statement, if any, or grants of stock options or issuances of Common Stock upon the exercise of outstanding stock options under Micron's existing employee benefit plans) now or hereafter acquired by Micron (or any Affiliate of Micron) or with respect to which Micron (or any Affiliate of Micron) has or hereafter acquires the power of disposition without the prior written consent of Intel Capital and such underwriters for such period of time (not to exceed fourteen (14) days prior to the date such offering is expected to commence and ninety (90) days) after the date of the final prospectus delivered to the underwriters for use in confirming sales in such offering) as may be requested by Intel Capital and the underwriters; provided, however, that neither Micron (nor any Affiliate of Micron) shall be bound by such Micron Public Offering Lock Up more than once during any 180 day period.

     4.10 Termination.

      (a)   The provisions of this Section 4 (other than Sections
4.5 and 4.6) shall terminate upon the earliest to occur of: (i) the fifth anniversary date of this Agreement, (ii) such time as Intel Capital (and any Affiliates of Intel Capital) beneficially own in the aggregate less than 5,000,000 shares of Common Stock (including all Shares issuable upon exercise, exchange or conversion of Rights and any Additional Adjustment Rights), and
(iii)  in the case of Sections 4.1 through 4.4, Section  4.7  and
Section 4.8, the end of a period of twenty (20) consecutive trading days commencing any time after August 29, 2004 during which on each such trading day Intel Capital would have been permitted to sell under either (x) the volume limitations of Rule 144(e) (assuming satisfaction of the holding period required under Rule 144(d) (1)), or (y) under Rule 144(k), as applicable, a number of shares of Common Stock at least equal to 110% of the shares of Common Stock underlying the Rights acquired by Intel Capital pursuant to the Securities Purchase Agreement (and any Additional Adjustment Rights) that it continued to own on such trading day (assuming compliance by Intel Capital with all other applicable requirements of Rule 144, including the notice and manner of sale requirements set forth in Rule 144(f) and (h), respectively).

      (b) Notwithstanding any termination of Section 4 pursuant to the provisions of subsection (a) of this Section 4.10, if Additional Adjustment Rights are issued to Intel Capital or its Affiliates, the provisions of this Section 4 shall remain effective, or become effective if previously terminated pursuant to subsection (a) above, as of the date of the issuance (the "Issuance Date") of such Additional Adjustment Rights, with respect to such Additional Adjustment Rights and the underlying Common Stock. The provisions of this Section 4 (other than Sections 4.5 and 4.6) shall terminate with respect to the Additional Adjustment Rights and the underlying Common Stock upon the earliest to occur of: (i) the fifth anniversary of the Issuance Date, and (ii) such time that all Registrable Securities held by and issuable to Intel Capital (and any Affiliates of Intel Capital) may be sold in a three-month period under Rule 144.

                            SECTION 5
                          MISCELLANEOUS

      5.1 Governing Law. This Agreement shall be governed in all respects by the laws of the State of Delaware as applied to contracts entered into solely between residents of, and to be performed entirely within, such state.

     5.2 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. This Agreement may not be assigned by a party without the prior written consent of the other party; provided that, without the consent of Micron, Intel Capital may assign this Agreement (and the rights and obligations hereunder) to any Qualified Subsidiary or Parent in connection with a transfer of Voting Securities of Micron to such Affiliate of Intel Capital pursuant to Section 3.1(b), and without the consent of Intel Capital, Micron may assign all or part of this Agreement (and the rights and obligations hereunder) to the successor or an assignee of all or substantially all of Micron's business; provided that, in each case, such assignee expressly assumes the relevant obligations of this Agreement (by a written instrument delivered to the other party, in form and substance reasonably acceptable to it) and, notwithstanding such assignment, the parties hereto shall each continue to be bound by all of their respective obligations hereunder. This Agreement is not intended and shall not be construed to create any rights or remedies in any parties other than Intel Capital and Micron and no Person shall assert any rights as third party beneficiary hereunder.

      5.3 Entire Agreement; Amendment. This Agreement contains the entire understanding and agreement between the parties with regard to the subject matter hereof and thereof and supersedes all prior agreements and understandings among the parties relating to the subject matter hereof. Neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge or termination is sought.

     5.4  Notices and Dates.

       (a) All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be delivered personally (including by courier) or given by facsimile transmission to the parties at the following addresses (or to such other address as a party may have specified by notice given to the other pursuant to this provision) and shall be deemed given when so received:

if to Micron, to:

     Micron Technology, Inc.
     8000 South Federal Way
     P.O. Box 6
     Boise, Idaho  83716-9632
     Attention:     Roderic W. Lewis, Esq.
                    General Counsel
     Facsimile:     (208) 368-4540

with a copy to:

     Wilson Sonsini Goodrich & Rosati
     650 Page Mill Road
     Palo Alto, California  94304
     Attention:     John A. Fore, Esq.
     Facsimile:     (650) 493-6811

if to Intel Capital, to:

     Intel Capital Corporation
     c/o Intel Corporation
     Attn: Intel Capital Portfolio Manager
     2200 Mission College Blvd., M/S RN6-46
     Santa Clara, California 95052
     Facsimile:     (408) 765-6038
with a copy by e-mail to:

     portfolio.manager@intel.com

All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt. Each Person making a communication hereunder by facsimile shall promptly confirm by telephone to the Person to whom such communication was addressed each communication made by it by facsimile pursuant hereto but the absence of such confirmation shall not affect the validity of any such communication. A party may change or supplement the addresses given above, or designate additional addresses, for purposes of this Section 5.4 by giving the other party written notice of the new address in the manner set forth above.

      (b) In the event that any date provided for in this Agreement falls on a Saturday, Sunday or legal holiday, such date shall be deemed extended to the next business day.

      5.5 Language Interpretation. In the interpretation of this Agreement, unless the context otherwise requires, (a) words importing the singular shall be deemed to import the plural and vice versa, (b) words denoting gender shall include all genders,
(c) references to Persons shall include corporations or other entities and vice versa, and (d) references to parties, sections, schedules, paragraphs and exhibits shall mean the parties, sections, schedules, paragraphs and exhibits of and to this Agreement, unless otherwise indicated by the context.

      5.6 Table of Contents; Titles; Headings. The table of contents and Section headings of this Agreement are for reference purposes only and are to be given no effect in the construction or interpretation of this Agreement. All references herein to Sections, unless otherwise identified, are to Sections of this Agreement.

      5.7 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become a binding agreement when one or more counterparts have been signed by each party and delivered to the other party.

      5.8 Severability. If any provision of this Agreement or portion thereof is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

      5.9 Injunctive Relief. Intel Capital, on the one hand, and Micron, on the other, acknowledge and agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement and to enforce specific performance of the terms and provisions hereof in any court of the United States or any state thereof having jurisdiction, this being in addition to any other remedy to which they may be entitled at law or equity.

      5.10 Dispute Resolution. The parties agree to negotiate in good faith to resolve any dispute between them regarding this Agreement. If the negotiations do not resolve the dispute to the reasonable satisfaction of both parties, then each party shall nominate one senior officer of the rank of Vice President or higher as its representative. These representatives shall, within thirty (30) days of a written request by either party to call such a meeting, meet in person and alone (except for one assistant for each party) and shall attempt in good faith to resolve the dispute. If the disputes cannot be resolved by such senior managers in such meeting, the parties agree that they shall, if requested in writing by either party, meet within thirty (30) days after such written notification for one day with an impartial mediator and consider dispute resolution alternatives other than litigation. If an alternative method of dispute resolution is not agreed upon within thirty (30) days after the one day mediation, either party may begin litigation proceedings. This procedure shall be a prerequisite before taking any additional action hereunder.

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective authorized officers as of the date aforesaid.

INTEL CAPITAL CORPORATION          MICRON TECHNOLOGY, INC.

By:/s/Arvind Sodhani               By:/s/W. G. Stover, Jr.
   -----------------------            ------------------------
   Name: Arvind Sodhani               Name: W. G. Stover, Jr.
   Title: Vice President              Title: Vice President
          and Treasurer                      and Chief
                                             Financial Officer








[Signature Page to Securities Rights and Restrictions Agreement]

EXHIBIT 3

THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SUCH SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER AS TO THE AVAILABILITY OF AN EXEMPTION FROM REGISTRATION. THE SECURITIES REPRESENTED BY THIS INSTRUMENT ARE SUBJECT TO RESTRICTIONS ON TRANSFER, INCLUDING ANY SALE, PLEDGE OR OTHER HYPOTHECATION, SET FORTH IN AN AGREEMENT BETWEEN THE ISSUER AND INTEL CAPITAL CORPORATION, A COPY OF WHICH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS INSTRUMENT TO THE SECRETARY OF THE COMPANY AT ITS PRINCIPAL EXECUTIVE OFFICES.

                     STOCK RIGHTS AGREEMENT

      This STOCK RIGHTS AGREEMENT is dated as of September 24, 2003 (this "Agreement") and entered into by and between Micron Technology, Inc., a Delaware corporation (the "Company"), and Intel Capital Corporation, a Cayman Islands corporation ("Intel Capital"). All capitalized terms used but not defined herein shall have the meanings ascribed to them in the Securities Purchase Agreement (as hereinafter defined).

      WHEREAS, pursuant to a Securities Purchase Agreement, dated as of September 24, 2003 (the "Securities Purchase Agreement"), by and between the Company and Intel Capital, the Company is issuing and selling to Intel Capital, in consideration of the payment of four hundred and forty nine million nine hundred and ninety nine thousand nine hundred and ninety eight dollars and five cents ($449,999,998.05), certain stock rights, which provide Intel Capital the right to acquire, for no additional consideration, shares of Common Stock of the Company;

      WHEREAS, the Company proposes to issue to Intel Capital certain rights (the "Rights") to purchase up to an aggregate of 33,860,045 shares (subject to adjustment as set forth in this Agreement) of Common Stock (the shares of Common Stock and other securities issuable upon exercise of the Rights being referred to herein as the "Rights Shares");

     WHEREAS, the term "Rights" hereunder shall also refer to any Additional Adjustment Rights (as defined in the Securities
Purchase Agreement), if any, issued by the Company pursuant to the Securities Purchase Agreement; and

      WHEREAS, the Company and Intel Capital are concurrently entering into a Securities Rights and Restrictions Agreement, dated as of the date hereof (the "Rights and Restrictions Agreement"), pursuant to which the Company and Intel Capital have agreed, among other things, to certain rights and restrictions with respect to the transfer of the Rights and Rights Shares.

      NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereto agree as follows:

      SECTION 1. Rights Certificates. The Company will issue and deliver to Intel Capital a certificate or certificates evidencing the Rights (the "Rights Certificates") pursuant to and in accordance with the terms of the Securities Purchase Agreement. Such certificate or certificates shall be substantially in the form set forth as Exhibit A attached hereto. Rights Certificates shall be dated the date of issuance by the Company.

       SECTION  2.  Execution  of  Rights  Certificates.   Rights
Certificates shall be signed on behalf of the Company by its Chief Executive Officer, President or a Vice President and attested by its Secretary or an Assistant Secretary.

      SECTION 3. Registration. The Company shall number and register the Rights Certificates in a register (the "Rights Register") as they are issued. The Company may deem and treat the registered holder(s) from time to time of the Rights Certificates (the "Holders") as the absolute owner(s) thereof (notwithstanding any notation of ownership or other writing thereon made by anyone) for all purposes and shall not be affected by any notice to the contrary. The Rights shall be registered initially in such name or names as Intel Capital shall designate.

       SECTION 4. Restrictions on Transfer; Registration of Transfers and Exchanges. Subject to any applicable conditions to transfer contained in the Securities Purchase Agreement or the Rights and Restrictions Agreement, the Company shall from time to time register the transfer of any outstanding Rights Certificates in the Rights Register to be maintained by the Company upon surrender of the Rights Certificates accompanied by a written instrument or instruments of transfer in form reasonably satisfactory to the Company, duly executed by the registered holders thereof, the duly appointed legal representative thereof or a duly authorized attorney. Upon any such registration of transfer, a new Rights Certificate shall be issued to the transferee holder(s) and the surrendered Rights Certificate shall be canceled and disposed of by the Company.

     Except as provided in the immediately following sentence, no person or entity holding Rights may transfer, sell, assign, devise or bequeath any of such holder's interest in his, her or its Rights, and the Company shall not register the transfer of such Rights, whether by sale, assignment, gift, devise, bequest, appointment or otherwise, except to a Permitted Transferee (as defined below) of such holder. Upon the transfer by any holder of a Right to a person or entity who is not a Permitted Transferee, then such Right shall automatically be exchanged or converted for shares of Common Stock at the then effective
Exchange Ratio. For purposes of this Section 4, the term "Permitted Transferee" shall mean (i) the Company, (ii) a Qualified Subsidiary (provided that if at any time such Qualified Subsidiary ceases to be a Qualified Subsidiary such Rights will automatically convert into Common Stock), (iii) Intel Capital or
(iv) Intel Corporation, a Delaware corporation and parent of Intel Capital. Notwithstanding anything to the contrary set forth herein, the transfer agent shall not be required to register the transfer of such Rights or the Common Stock into which they are automatically exchanged unless concurrently with such transfer the certificate representing such Rights to be so transferred shall be surrendered and exchanged for a certificate representing the applicable number of shares of Common Stock into which such Rights are automatically exchanged by virtue of such transfer.

       Subject to Section 4.10 of the Securities Purchase Agreement, nothing in this Section 4 shall be construed to prohibit Hedging Transactions (as defined in the Rights and Restrictions Agreement) with respect to securities of Micron provided that such transactions do not result in non-compliance with the foregoing restrictions insofar such provisions relate to, and are limited in their application to, the Transaction Related Securities (as defined in the Rights and Restrictions Agreement).

     SECTION 5. Exercise of Rights. Subject to the terms of this Agreement, each holder of a Rights Certificate shall have the right, which may be exercised commencing the date hereof and until 5:00 p.m., California time, on December 31, 2063 (the
"Expiration Date") to receive from the Company the number of fully paid and nonassessable Rights Shares (and such other consideration) which the holder may at the time be entitled to receive on exercise of such Rights. Any Rights not exercised prior to 5:00 p.m., California time, on the Expiration Date shall become void and all rights thereunder and all rights in respect thereof under this Agreement shall cease as of such time. The amounts payable to the Company under the Securities Purchase
Agreement shall be the exercise price of the Rights, and no additional consideration is payable upon exercise of the Rights.

     Rights may be exercised upon surrender to the Company at its office designated for such purpose (as provided in Section 12 hereof) of the Rights Certificate or Certificates to be exercised with the exercise notice attached thereto duly filled in and signed.

      Subject  to the provisions of Section 7 hereof,  upon  such surrender of Rights Certificates in accordance with the terms hereof, the Company shall issue and cause to be delivered, as promptly as practicable, to or upon the written order of the holder and in such name or names as such holder may designate a certificate or certificates for the number of full Rights Shares issuable upon the exercise of such Rights (and such other consideration as may be deliverable upon exercise of such Rights) and cash for fractional Rights Shares as provided in Section 6 hereof. The certificate or certificates for such Rights Shares shall be deemed to have been issued and the person so named therein shall be deemed to have become a holder of record of such Rights Shares as of the date of the surrender of such Rights, irrespective of the date of delivery of such certificate or certificates for Rights Shares (the "Exercise Date").

      Each Rights Certificate shall be exercisable, at the election of the holder thereof, either in full or from time to time in part. In the event that a Rights Certificate is exercised in respect of fewer than all of the Rights Shares issuable on such exercise at any time prior to the date of expiration of the Rights, a new certificate evidencing the remaining Rights will be issued and delivered pursuant to the provisions of this Section 5 and Section 2 hereof.

      All Rights Certificates surrendered upon exercise of Rights shall be canceled and disposed of by the Company. The Company shall keep copies of this Agreement and any notices given or received hereunder available for inspection by the holders during normal business hours at its office.

      Notwithstanding the above, Rights may not be exercised for Common Stock unless and until the holder shall submit to the Company either evidence of compliance with the filing requirements of the HSR Act or a certificate of an officer of the holder to the effect that the acquisition of Common Stock upon exercise of the Rights does not require any filing under the HSR Act.

     In the event that a Qualified Subsidiary that is a holder of Rights ceases at any time to be a Qualified Subsidiary, the Rights so held shall represent only the right to receive the Common Stock in to which they are exchangeable, and the Company shall deliver the shares of Common Stock issuable upon exchange thereof upon (i) surrender of the Rights Certificates to the Company, (ii) if required, the holder furnishing appropriate endorsements and transfer documents, and (iii) if required by
Section 7, payment of all transfer and similar taxes if the shares of Common Stock are not being issued to the holder.

       SECTION  6.  Number  of  Rights;  Adjustments  to  Rights;
Dividends; Fractional Rights Shares.

      (a) Exchange Ratio. Each Right represents the right to receive one share of Common Stock, as adjusted in the manner provided below ("Exchange Ratio").

     (b) Fractional Shares. No fractional shares of Common Stock shall be issued upon the conversion, exchange or exercise of Rights. In lieu of any fractional shares to which the holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the then fair market value of one share of Common Stock, as determined in good faith by the Board of Directors. The Company shall, as soon as practicable thereafter, cause its transfer agent to issue and deliver at such office to such holder of Rights Certificates or to such holder's nominee or nominees, a certificate or certificates for the number of shares of Common Stock to which such holder or such holder's nominee shall be entitled as aforesaid, together with cash in lieu of any fraction of a share. The person or persons entitled to receive the shares of Common Stock issuable upon conversion, exchange or exercise of Rights shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the Exercise Date.

      (c) Adjustment for Stock Splits, etc. In case of any subdivision (by stock split, stock dividend or otherwise) of the Common Stock, the Exchange Ratio shall be proportionately increased, and conversely in the case of combination of the Common Stock (by reverse stock split or otherwise), the Exchange Ratio shall be proportionately decreased, with such adjustment to the Exchange Ratio to be effective immediately after the opening of business on the day following the day which such subdivision or combination, as the case may be, becomes effective. In case of any reorganization, reclassification or change of shares of the Common Stock (other than a change in par value or from par value to no par value as a result of a subdivision or combination), or in the case of any consolidation of the Company with one or more corporations or a merger of the Company with another corporation (other than a consolidation or merger in which the Company is the resulting or surviving corporation and which does not result in any reclassification or change of outstanding shares of Common Stock), provision shall be made so that each holder of a Right shall have the right at any time thereafter as nearly as practicable, so long as the exercise or exchange rights hereunder with respect thereto would exist had such event not occurred, to exercise or exchange such Right into the kind and amount of shares of stock and other securities and properties (including cash) receivable upon such reorganization, reclassification, change, consolidation or merger by a holder of the number of shares of Common Stock into which the Rights might have been converted immediately prior to such reorganization, reclassification, change, consolidation or merger. In the event of such a reorganization, reclassification, change, consolidation or merger, effective provision shall be made in the certificate of incorporation of the resulting or surviving corporation or otherwise for the protection of the conversion, exercise or exchange rights of the holders of Rights that shall be applicable, as nearly as reasonably may be, to any such other shares of stock and other securities and property (including cash) deliverable upon exercise of the Rights that might have been issued immediately prior to such event.

      (d) Dividends. In the event that the Company declares a dividend or other distribution in respect of its Common Stock (other than a dividend payable in shares of Common Stock), the holders of Rights hereunder shall be entitled to receive such dividend or distribution as if the Rights had been exercised or converted immediately prior to the record date for such dividend or distribution.

     (e) Liquidation. In the event that the Company liquidates, dissolves or winds-up, the holders of Rights hereunder shall be entitled to receive such proceeds, securities or other property as if the Rights had been exercised or converted immediately prior to the date on which such liquidation, dissolution or winding-up is to take place.

        (f) Rights Certificates Following Adjustments. Irrespective of any adjustments in the number or kind of shares issuable upon the exercise or conversion of the Rights, Rights theretofore or thereafter issued may continue to express the same number and kind of shares as are stated in the Rights Certificate initially issuable pursuant to this Agreement.

      SECTION 7. Payment of Taxes. The Company will pay all documentary stamp taxes and other governmental charges (excluding all foreign, federal or state income, franchise, property, estate, inheritance, gift or similar taxes) in connection with the issuance or delivery of the Rights hereunder, as well as all such taxes attributable to the initial issuance or delivery of Rights Shares upon the exercise or exchange of Rights. The Company shall not, however, be required to pay any tax that may be payable in respect of any subsequent transfer of the Rights or any transfer involved in the issuance and delivery of Rights Shares in a name other than that in which the Rights to which such issuance relates were registered, and, if any such tax would otherwise be payable by the Company, no such issuance or delivery shall be made unless and until the person requesting such issuance has paid to the Company the amount of any such tax, or it is established to the reasonable satisfaction of the Company that any such tax has been paid.

       SECTION  8.  No  Redemption.   The  Rights  shall  not  be
redeemable.

      SECTION 9. Mutilated or Missing Rights Certificates. If a mutilated Rights Certificate is surrendered to the Company, or if the holder of a Rights Certificate claims and submits an affidavit or other evidence satisfactory to the Company to the effect that the Rights Certificate has been lost, destroyed or wrongfully taken, the Company shall issue a replacement Rights Certificate. If required by the Company, such holder must provide an indemnity bond, or other form of indemnity, sufficient in the judgment of the Company to protect the Company from any loss which it may suffer if a Rights Certificate is replaced. If Intel Capital or any other institutional holder (or nominee thereof) is the owner of any such lost, stolen or destroyed Rights Certificate, then the affidavit of an authorized officer of such owner, setting forth the fact of loss, theft or destruction and of its ownership of the Rights Certificate at the time of such loss, theft or destruction shall be accepted as satisfactory evidence thereof, and no further indemnity shall be required as a condition to the execution and delivery of a new Rights Certificate other than the unsecured written agreement of such owner to indemnify the Company from any loss which it may suffer if a Rights Certificate is replaced.

     SECTION 10. Reservation of Rights Shares. The Company shall at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued Common Stock, for the purpose of enabling it to satisfy any obligation to issue Rights Shares upon exercise or exchange of Rights, the maximum number of shares of Common Stock which may then be deliverable upon the exercise or exchange of all outstanding Rights. To the extent that the Rights Shares are listed on any national securities exchange, the Company shall use commercially reasonable efforts to cause all such securities issued or reserved for issuance to be listed on such exchange upon official notice of issuance.

      The Company or, if appointed, the transfer agent for the Common Stock and each transfer agent for any shares of the Company's capital stock issuable upon the exercise or exchange of any of the Rights (collectively, the "Transfer Agent") will be irrevocably authorized and directed at all times to reserve such number of authorized shares as shall be required for such purpose. The Company shall keep a copy of this Agreement on file with any such Transfer Agent. The Company will supply any such Transfer Agent with duly executed certificates for such purposes and will provide or otherwise make available all other consideration that may be deliverable upon exercise or exchange of the Rights. The Company will furnish any such Transfer Agent a copy of all notices of adjustments and certificates related thereto, transmitted to each holder pursuant to Section 11 or
Section 12 hereof.

      The Company covenants that all Rights Shares and other capital stock issued upon exercise of Rights will, upon issuance thereof, be validly authorized and issued, fully paid, nonassessable, free of preemptive rights and free, subject to
Section 7 hereof, from all taxes, liens, charges and security interests with respect to the issue thereof.

      SECTION 11. Notices to Rights Holders. Upon any event affecting the number of shares of Common Stock receivable upon exercise or exchange of Rights, the Company shall promptly thereafter give to each of the holders at its address appearing on the Rights Register written notice of such events and the effect thereof on the Rights and the Rights Shares in accordance with the provisions of this Section 11. Where appropriate, such notice may be given in advance and included as a part of the notice required to be mailed under the other provisions of this
Section 11. The Company shall also provide notice to the holders of Rights of record dates or events with respect to which notice is given to other stockholders of the Company. Such notice shall be given at the same time as notice is given to other stockholders. The failure to give the notice required by this
Section 11 or any defect therein shall not affect the legality or validity of any distribution, right, option, rights, consolidation, merger, conveyance, transfer, dissolution, liquidation or winding up or the vote on any action.

      Nothing contained in this Agreement or in any Rights Certificate shall be construed as conferring upon the holders (prior to the exercise or exchange of such Rights) the right to vote, to consent or to receive notice as a stockholder in respect of the meetings of stockholders or the election of Directors of the Company or any other matter, or any rights whatsoever as stockholders of the Company; provided, however, that nothing in the foregoing provision is intended to detract from any rights explicitly granted to any holder hereunder.

      SECTION 12. Notices to the Company and Rights Holders. Except as may be otherwise provided herein, all notices, requests, waivers and other communications made pursuant to this Agreement shall be in writing and shall be delivered to the other party (a) in person; (b) by facsimile to the address and number set forth below, when promptly followed up by another of the delivery methods permitted by this Section 12; (c) by U.S. mail, registered or certified, return receipt requested, postage prepaid and addressed to the other party as set forth below; or
(d) by a national-recognized overnight delivery service that keeps records of deliveries and attempted deliveries (such as FedEx), postage prepaid, addressed to the parties as set forth below with next-business-day delivery guaranteed, provided that the sending party receives a confirmation of delivery from the delivery service provider.

To Intel Capital                 To the Company

c/o Intel Corporation            Micron Technology, Inc.
2200 Mission College Blvd,       8000 South Federal Way
M/S RN6-46                       P.O. Box 6
Santa Clara, California 95052    Boise, Idaho 83716-9632
Attn:  Intel Capital Portfolio   Attn:  Roderic W. Lewis, Esq.
       Manager
Fax Number: (408) 765-6038       Fax Number: (208) 368-4540

with copies by email to:         with a copy to:

portfolio.manager@intel.com      Wilson Sonsini Goodrich &
                                 Rosati
                                 650 Page Mill Road
                                 Palo Alto, California 94304
                                 Attn:  John A. Fore, Esq.
                                 Fax Number: (650) 493-6811

      A party may change or supplement the addresses given above, or designate additional addresses, for purposes of this Section
12 by giving the other party written notice of the new address in the manner set forth above.

     SECTION 13. Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company shall bind and inure to the benefit of its respective successors and assigns hereunder.

      SECTION 14. Termination. This Agreement shall terminate on the date on which no Rights remain outstanding; provided, however, that notwithstanding any prior termination of this Agreement pursuant to this Section 14, if Additional Adjustment Rights are issued to Intel Capital or its Affiliates, this Agreement shall become effective as of the date of the issuance of such Additional Adjustment Rights with respect to such Additional Adjustment Rights, and this Agreement shall terminate on the date on which no Additional Adjustment Rights remain outstanding.

      SECTION 15. Governing Law. This Agreement shall be governed in all respects by and construed in accordance with the laws of the State of Delaware without regard to provisions regarding choice of laws.

      SECTION 16. Benefits of This Agreement; No Impairment. Nothing in this Agreement shall be construed to give to any person or corporation other than the Company and the holders any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company and the holders. The Company shall not take any action which would have the effect of materially impairing the rights, privileges and preferences of the holders of the Rights set forth herein.

      SECTION 17. Counterparts. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

      SECTION 18. Amendments and Waivers. No provision of this Agreement may be amended or waived except by an instrument in writing signed by the party sought to be bound; provided, that any amendment or waiver sought from the holders of any provision of this Agreement which affects holders generally shall be given by holders of at least a majority of the Rights outstanding (or, in the case of amendments or waivers affecting holders of Rights Shares generally, by holders of at least a majority of the Rights and Rights Shares, taken as one class, with each Right and each Rights Share representing the right to one vote). Any amendment or waiver so given shall be binding on all holders. No failure or delay by any party in exercising any right or remedy hereunder shall operate as a waiver thereof, and a waiver of a particular right or remedy on one occasion shall not be deemed a waiver of any other right or remedy or a waiver of the same right or remedy on any subsequent occasion.

      SECTION 19. Legal Fees. In the event of any action at law, suit in equity or arbitration proceeding in relation to this Agreement or any units or securities of the Company issued or to be issued, the prevailing party, shall be paid by the other party a reasonable sum for attorney's fees and expenses for such prevailing party.

      SECTION 20. Dispute Resolution. The parties agree to negotiate in good faith to resolve any dispute between them regarding this Agreement. If the negotiations do not resolve the dispute to the reasonable satisfaction of both parties, then each party shall nominate one senior officer of the rank of Vice President or higher as its representative. These representatives shall, within thirty (30) days of a written request by either party to call such a meeting, meet in person and alone (except for one assistant for each party) and shall attempt in good faith to resolve the dispute. If the disputes cannot be resolved by such senior managers in such meeting, the parties agree that they shall, if requested in writing by either party, meet within thirty (30) days after such written notification for one day with an impartial mediator and consider dispute resolution alternatives other than litigation. If an alternative method of dispute resolution is not agreed upon within thirty (30) days after the one day mediation, either party may begin litigation proceedings. This procedure shall be a prerequisite before taking any additional action hereunder.

     SECTION 21. Certain Definitions.

      For purposes of this Agreement the following terms shall have the meanings set forth below.

      Qualified Subsidiary. Qualified Subsidiary shall have the meaning ascribed to such term in the Rights and Restrictions
Agreement.

       Securities   Purchase  Agreement.    Securities   Purchase
Agreement shall mean that certain Securities Purchase Agreement, dated September 24, 2003, as amended from time to time, by and between the Company and Intel Capital.

      Securities Rights and Restrictions Agreement. Securities Rights and Restrictions Agreement shall mean that certain
Securities Rights and Restrictions Agreement, dated as of September 24, 2003, as amended from time to time, by and between the Company and Intel Capital.

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

INTEL CAPITAL CORPORATION          MICRON TECHNOLOGY, INC.

By:/s/Arvind Sodhani               By:/s/W. G. Stover, Jr.
   -----------------------            ------------------------
   Name: Arvind Sodhani               Name: W. G. Stover, Jr.
   Title: Vice President              Title: Vice President
          and Treasurer                      and Chief
                                             Financial Officer


           {Signature Page to Stock Rights Agreement}

                            EXHIBIT A

                  [Form of Rights Certificate]

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER AS TO THE AVAILABILITY OF AN EXEMPTION FROM REGISTRATION. THE SECURITIES REPRESENTED BY THIS INSTRUMENT ARE SUBJECT TO RESTRICTIONS ON TRANSFER, INCLUDING ANY SALE, PLEDGE OR OTHER HYPOTHECATION, SET FORTH IN AN AGREEMENT BETWEEN THE ISSUER AND INTEL CORPORATION, A COPY OF WHICH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS INSTRUMENT TO THE SECRETARY OF THE COMPANY AT ITS PRINCIPAL EXECUTIVE OFFICES.



No. R1                                       33,860,045 Rights

                       RIGHTS CERTIFICATE

                     MICRON TECHNOLOGY, INC.

       This Rights Certificate certifies that Intel Capital Corporation, or registered assigns, is the registered holder of the number of Rights (the "Rights") set forth above to receive Common Stock, $.10 par value per share (the "Common Stock"), of Micron Technology, Inc., a Delaware corporation (the "Company"). Each Right entitles the holder upon exercise or exchange to receive from the Company one fully paid and nonassessable share (subject to adjustment as provided in the Rights Agreement referred to below) of Common Stock (a "Rights Share"), upon surrender of this Rights Certificate at the office of the Company designated for such purpose, but only subject to the conditions set forth herein and in the Rights Agreement referred to below. The number of Rights Shares issuable upon exercise or exchange of the Rights are subject to adjustment upon the occurrence of certain events, as set forth in the Rights Agreement. The Rights are exercisable or exchangeable at any time prior to 5:00 p.m., California time, on December 31, 2063.

      The Rights evidenced by this Rights Certificate are part of a duly authorized issue of Rights, and are issued or to be issued pursuant to a Rights Agreement dated as of September 24, 2003 (the "Rights Agreement"), duly executed and delivered by the Company, which Rights Agreement is hereby incorporated by reference in and made a part of this instrument and is hereby referred to for a description of the rights, limitation of rights, obligations, duties and immunities thereunder of the Company and the holders (the words "holders" or "holder" meaning the registered holders or registered holder) of the Rights. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Rights Agreement. A copy of the Rights Agreement may be obtained by the holder hereof upon written request to the Company.

      The holder of Rights evidenced by this Rights Certificate may convert, exercise or exchange such Rights under and pursuant to the terms and conditions of the Rights Agreement by surrendering this Rights Certificate, with the form of notice of exercise properly completed and executed at the office of the Company designated for such purpose. Notwithstanding the above, Rights may not be converted, exercised or exchanged for Common Stock unless and until the holder shall submit to the Company either evidence of compliance with the filing requirements of the HSR Act or a certificate of an officer of the holder to the effect that the acquisition of Common Stock upon exercise of the Rights does not require any filing under the HSR Act.

      If upon any exercise of Rights evidenced hereby the number of Rights exercised shall be less than the total number of Rights evidenced hereby, the Company shall issue to the holder hereof or its registered assignee a new Rights Certificate evidencing the number of Rights not exercised.

      Upon the transfer by any holder of a Right to a person or entity who is not a Permitted Transferee, then such Right shall automatically be exchanged or converted for shares of Common
Stock at the then effective Exchange Ratio.

      The Rights Agreement provides that upon the occurrence of certain events the number of Rights Shares issuable upon exercise or exchange of the Rights set forth on the face hereof may, subject to certain conditions, be adjusted.

      The holder hereof will have certain registration rights and other rights and obligations with respect to the Rights Shares as provided in the Securities Rights and Restrictions Agreement, dated as of September 24, 2003, by and between the Company and the persons party thereto (the "Rights and Restrictions Agreement"). Copies of the Rights and Restrictions Agreement may be obtained by the holder hereof upon written request to the Company.

      Rights Certificates, when surrendered at the office of the Company by the registered holder thereof in person or by a legal representative or attorney duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Rights Agreement, but without payment of any service charge, for another Rights Certificate or Rights Certificates of like tenor and evidencing in the aggregate a like number of Rights.

     Subject to the terms and conditions of the Rights Agreement, upon due presentation for registration of transfer of this Rights Certificate at the office of the Company, a new Rights Certificate or Rights Certificates of like tenor and evidencing in the aggregate a like number of Rights shall be issued to the transferee(s) in exchange for this Rights Certificate, subject to the limitations provided in the Agreement, without charge except for any tax or other governmental charge imposed in connection therewith.

      The Company may deem and treat the registered holder(s) hereof as the absolute owner(s) of this Rights Certificate (notwithstanding any notation of ownership or other writing hereon made by anyone), for the purpose of any exercise hereof and of any distribution to the holder hereof, and for all other purposes, and the Company shall not be affected by any notice to the contrary. Neither the Rights nor this Rights Certificate entitles any holder hereof to any rights of a stockholder of the Company, except as specifically provided in the Rights Agreement with respect to dividends and distributions to stockholders.

      IN WITNESS WHEREOF, Micron Technology, Inc. has caused this Rights Certificate to be signed by its Chairman of the Board, Chief Executive Officer, President or a Vice President and by its Secretary or an Assistant Secretary and has caused its corporate seal to be affixed hereunto or imprinted hereon.

Dated:  September 24, 2003

MICRON TECHNOLOGY, INC.

By:/s/Steven R. Appleton           By:/s/Roderic W. Lewis
   -----------------------            ------------------------
   Name: Steven R. Appleton           Name: Roderic W. Lewis
   Title: Chairman, Chief             Title: Vice President of
   Executive Officer and              Legal Affairs, General
   President                          Counsel and Corporate
                                      Secretary

             FORM OF NOTICE OF EXERCISE OR EXCHANGE

      [To Be Executed Upon Exercise or Exchange of Rights]

      The undersigned hereby irrevocably elects to exercise the right, represented by this Rights Certificate, to receive ------- ------ shares of Common Stock in accordance with the terms hereof. Evidence of compliance with or exemption from the requirements of the HSR Act must be provided.

      The undersigned requests that a certificate for such shares be registered in the name of ---------------, whose address is -- ----------------------- and that such shares be delivered to ---- ---------------------, whose address is ------------------------.

      If said number of shares is less than all of the shares of Common Stock receivable hereunder, the undersigned requests that a new Rights Certificate representing the remaining balance of such shares be registered in the name of ---------------, whose address is -------------------------, and that such Rights Certificate be delivered to ---------------, whose address is ---
-----------------.

Signature(s):--------------------

NOTE:   The  above  signature(s) must correspond  with  the  name
written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatever. If the Rights are held of record by two or more joint owners, all such owners must sign.

Dated:--------------------

                       FORM OF ASSIGNMENT

[To be signed only upon assignment of Rights Certificate]

      FOR VALUE RECEIVED, --------------- hereby sells, assigns and transfers unto --------------- whose address is ------------- ------------ and whose social security number or other identifying number is ---------------, the within Rights Certificate, together with all right, title and interest therein and to the Rights represented thereby, and does hereby irrevocably constitute and appoint , attorney, to transfer said Rights Certificate on the books of the within-named Company, with full power of substitution in the premises.

                         Signature(s):--------------------------

                         NOTE:      The  above signature(s)  must
                         correspond with the name written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatever. If the Rights are held of record by two or more joint owners, all such owners must sign.

Dated:--------------------

EXHIBIT 4

NEWS RELEASE

CONTACTS: David T. Parker               Chuck Mulloy
          Micron Public Relations       Intel Public Relations
          (208) 368-4400                (408) 765-3484
          dtparker@micron.com           chuck.mulloy@intel.com



Intel  Makes $450-Million Equity Investment in Micron Technology

     Santa Clara, Calif. and Boise, Idaho, Sept. 24, 2003 -Micron Technology Inc. and Intel Corporation announced today that Intel Capital invested $450 million in Micron in exchange for rights to common stock representing approximately 5.3 percent of Micron's outstanding common stock. Micron will use the proceeds primarily to support its investments in 300 mm manufacturing technology and increase its DDR2 memory production.

      "We look forward to working closely with Intel in their support of our efforts to provide advanced memory solutions to our customers" said Steve Appleton, chairman, CEO and president of Micron Technology. "Micron is committed to the support, development and production of DDR2 on leading-edge technology and Intel's investment will further enable these efforts."

      "The availability of high-performance memory is critical as we continue to develop advanced microprocessors and communications components," said Intel CEO Craig Barrett. "Intel is making this investment in Micron to help enable such high-end memory capabilities as DDR2 to meet the requirements of our future-generation products."

      The companies also announced plans to collaborate on the design for future generations of memory technologies.

     Micron Technology is one of the world's leading providers of advanced semiconductor solutions. Through its worldwide operations, Micron Technology manufactures and markets DRAMs, Flash memory, CMOS image sensors, other semiconductor components and memory modules for use in leading-edge computing, consumer, networking and mobile products. Micron's common stock is traded on the New York Stock Exchange (NYSE) under the MU symbol. To learn more about Micron Technology, visit www.micron.com.

     Intel Capital, Intel's strategic investment program, focuses on making equity investments and acquisitions to grow the Internet economy in support of Intel's strategic interests. Intel Capital invests in hardware, software and services companies in several market segments, including computing, networking, and wireless communications. For more information, visit www.intel.com/capital.

      Intel,  the world's largest chip maker, is also  a  leading manufacturer of computer, networking and communications products.
Additional    information   about   Intel   is    available    at
www.intel.com/pressroom.

                             --30--

      Intel  is  a  trademark or registered  trademark  of  Intel
Corporation  or its subsidiaries in the United States  and  other
countries.    Micron   is  a  registered  trademark   of   Micron
Technology, Inc.

EXHIBIT 5

Exhibit 5 - Delegation of Authority

Intel Corporation
2200 Mission College Blvd.
P.O. Box 58119
Santa Clara, CA 95052-8119
(408) 765-8080
www.intel.com

[INTEL LOGO]

September 26, 2003

To whom it may concern,

During  my absence from the office for vacation and sabbatical  -
Monday,  September 29th 2003, through Friday, December 5th  2003,
Bruce Sewell, VP & Assistant General Counsel, is authorized to act on my behalf and has full signatory authority.

Sincerely,

INTEL CORPORATION


/s/ F. Thomas Dunlap, Jr.

F. Thomas Dunlap, Jr.,
Senior Vice President,
General Counsel